                                                Filed pursuant to Rule 424(b)(1)
                                                File No. 333-69285


                                  $200,000,000

                                      LOGO

                      PIONEER HI-BRED INTERNATIONAL, INC.

                    5 3/4% SENIOR NOTES DUE JANUARY 15, 2009

     The 5 3/4% Senior Notes due January 15, 2009 (the "Notes") of Pioneer Hi-Bred International, Inc. will mature on January 15, 2009. Interest on the Notes will accrue from January 15, 1999 and is payable semi-annually on January 15 and July 15 of each year, commencing July 15, 1999.

     The indebtedness evidenced by the Notes will rank pari passu in right of payment with all of our other senior, unsecured indebtedness, but will be effectively subordinated to indebtedness of our subsidiaries. In addition, the indebtedness evidenced by the Notes will be subordinated to any of our senior, secured indebtedness to the extent of the value of the assets securing such indebtedness.

     We may redeem all or part of the Notes at any time at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus, in each case, accrued but unpaid interest on the Notes to the Redemption Date.

     The Notes have been approved for listing on the New York Stock Exchange under the symbol "PHB 09", subject to official notice of issuance.

                            ------------------------

                                                              PER NOTE       TOTAL
                                                              --------    ------------
Public Offering Price.......................................  99.849%     $199,698,000
Underwriting Discount.......................................   0.650%        1,300,000
Proceeds, before expenses, to Pioneer Hi-Bred International,
  Inc.......................................................  99.199%      198,398,000

     Neither the Securities and Exchange Commission nor any state commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We expect the Notes will be ready for delivery in book-entry form only through the facilities of the Depository Trust Company against payment in New York, New York on or about January 15, 1999.

                            ------------------------

LAZARD FRERES & CO. LLC                                    CHASE SECURITIES INC.
                            ------------------------
                The date of this prospectus is January 12, 1999

     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE NOTES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS, INCLUDING ANY INFORMATION INCORPORATED BY REFERENCE, IS CURRENT ONLY AS OF ITS DATE.

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Prospectus Summary..........................................      3
Use of Proceeds.............................................      5
Capitalization..............................................      5
Selected Consolidated Financial Data........................      6
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................      7
Business....................................................     21
Description of the Notes....................................     24
Underwriting................................................     36
Experts.....................................................     36
Legal Matters...............................................     37
Available Information.......................................     37
Incorporation of Certain Documents by Reference.............     37
Index to Financial Statements...............................    F-1

     FORWARD-LOOKING STATEMENTS. This prospectus contains forward-looking statements relating to the Company's operations that are based on management's current expectations, estimates, and projections. Words such as "expects", "anticipates", "plans", "intends", "projects", and similar expressions are used to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict. In addition to other factors discussed in this report, some of the important factors that could cause actual results to vary significantly from management's expectations noted in forward-looking statements include the weather, government programs and approvals, commodity prices, changes in corn acreage, intellectual property positions, product performance, product returns, customer preferences, currency fluctuations, costs, the Year 2000 issue, and industry consolidations.

                               PROSPECTUS SUMMARY

     This summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing herein and in the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1998, and its quarterly report on Form 10-Q for the quarter ended November 30, 1998, which we incorporate by reference.

                                  THE COMPANY

     Pioneer Hi-Bred International, Inc. ("Pioneer" or the "Company") is a leading plant science company and supplier of agricultural seed genetics. During fiscal year 1998, we recorded sales of $1.8 billion and net income of $270 million.

     Our two principal products are hybrid seed corn and soybeans. These two products accounted for 89% of our world sales and substantially all of our worldwide operating income in the last five years. In addition, we develop, produce and market hybrids of sorghum, sunflowers and canola, varieties of alfalfa and wheat, and microorganisms that are useful in crop and livestock production. We have sales in nearly 100 countries, but the primary markets for our products are the United States and Canada (the North America region) and Europe. Sales in North America accounted for approximately 71% of 1998 sales, and sales in Europe accounted for approximately 20% of 1998 sales. Pioneer also has operations in Latin America, Mexico, Africa, Asia, the Middle East and the Pacific region.

     Our market share in the North American hybrid seed corn market in 1998 was approximately 42%. The next seven competitors in the market had a combined share of approximately 34%, with the largest at approximately 11%. We also hold a leading share in most of the countries in which we operate outside of North America. The principal market for soybean seed is North America, where our share of the market was approximately 16% in 1998.

     Demand for improved seed genetics is expected to continue to rise as world food demand grows and the availability of prime agricultural land declines in most areas. Improved genetics offer the most efficient way to produce more food products on the same or a reduced amount of land. In addition, improved genetics allow farmers to meet rising food demand without opening fragile land for production.

     Our strategy is to deliver products that consistently outperform those of our competitors and are able to command a premium price. We are the industry leader in research and product development and own what we believe is the industry's finest collection of crop genetics ("germplasm"). Our germplasm has provided the base for our growth. Our researchers, many of whom are well-established experts in the science of crop genetics, focus on continually improving our germplasm using the latest technologies to perform research and testing around the world. Our research skill is used to develop superior products that deliver outstanding yields and have defensive characteristics that help plants resist damage from insects, disease and other factors. We also have several key research collaborations that allow us to leverage our research investments.

     In addition to delivering higher yields to our customers, we are increasingly delivering value by incorporating into our seed products quality genetic traits that make our products more valuable to livestock feeders, grain processors and other end-users of grain. Our efforts in this area have been strengthened through a research alliance with DuPont, initiated in early fiscal 1998. The alliance, in part, is designed to facilitate the development of corn, soybeans and other oilseeds that contain quality traits to make them more valuable to these end-users. In addition, Pioneer and DuPont formed a joint venture called Optimum Quality Grains L.L.C., which will seek to create, maximize and capture value for quality traits in seed, grain, grain products and plant materials delivered through corn, soybeans and other selected oil seeds. A key component of this joint venture is a preferred seed support agreement between the joint venture and us. The joint venture is not in the seed business and will look to us to be its preferred worldwide provider and preferred marketer of quality trait seeds.

     Pioneer, an Iowa corporation founded in 1926, maintains its principal executive offices at 800 Capital Square, 400 Locust Street, Des Moines, Iowa 50309, and its telephone number is (515) 248-4800. Our common stock is traded on the New York Stock Exchange under the symbol PHB.

                                  THE OFFERING

Securities Offered............   $200,000,000 aggregate principal amount of
                                 5 3/4% Senior Notes due January 15, 2009.

Maturity Date.................   January 15, 2009.

Interest Payment Dates........   January 15 and July 15 of each year, commencing
                                 July 15, 1999.

Ranking.......................   The indebtedness evidenced by the Notes will
                                 rank pari passu in right of payment with all of our other senior, unsecured indebtedness, but will be effectively subordinated to indebtedness of our subsidiaries. In addition, the indebtedness evidenced by the Notes will be effectively subordinated to any of our senior, secured indebtedness to the extent of the value of the assets securing such indebtedness.

Redemption....................   We may redeem all or part of the Notes at any
                                 time at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus, in each case, accrued but unpaid interest on the Notes to the Redemption Date.

Certain Covenants.............   The Indenture under which the Notes will be
                                 issued (the "Indenture") will limit our ability and the ability of our restricted subsidiaries to: (i) create liens, (ii) enter into sale and leaseback transactions and (iii) consolidate, merge or transfer all or substantially all of our assets or the assets of our subsidiaries.
                                 However, these limitations are subject to a number of important qualifications and exceptions. See "Description of the
                                 Notes -- Certain Covenants" commencing on page
                                 27.

Use of Proceeds...............   The net proceeds received from the sale of the
                                 Notes will be used by Pioneer for general corporate purposes, which may include capital expenditures, working capital requirements
                                 (inventory and receivables), reduction of outstanding indebtedness, repurchase of shares and acquisitions. The precise amount and timing of the application of such proceeds will depend upon the funding requirements of the Company and the availability and cost of other funds.
                                 Pending such application, the net proceeds will be invested in short-term investment grade securities.

                                USE OF PROCEEDS

     The net proceeds received from the sale of the Notes will be used by Pioneer for general corporate purposes, which may include capital expenditures, working capital requirements (inventory and receivables), reduction of outstanding indebtedness, repurchase of shares and acquisitions. The precise amount and timing of the application of such proceeds will depend upon the funding requirements of the Company and the availability and cost of other funds. Pending such application, the net proceeds will be invested in short-term investment grade securities.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of November 30, 1998, and on a pro forma, as adjusted basis giving effect to the sale of the Notes. See "Use of Proceeds." This table should be read in conjunction with, and is qualified by reference to, the Company's consolidated financial statements and related notes contained herein.

                                                                NOVEMBER 30, 1998
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              ------    -----------
                                                              (DOLLARS IN MILLIONS)
CASH AND CASH EQUIVALENTS:..................................  $   77      $   77
                                                              ======      ======
SHORT-TERM DEBT:
  Short-term borrowings(a)..................................  $  289      $   91
  Current maturities of long-term debt......................      11          11
                                                              ------      ------
       Total Short-Term Debt................................  $  300      $  102
                                                              ------      ------
LONG-TERM DEBT (EXCLUDING CURRENT MATURITIES):
  5 3/4% Senior Notes.......................................  $   --      $  200
  Credit facility...........................................       5           5
                                                              ------      ------
       Total Long-Term Debt.................................  $    5      $  205
                                                              ------      ------
SHAREHOLDERS' EQUITY:
  Capital Stock:
     Preferred -- Authorized 10,000,000 shares;
      issued -- none........................................  $   --      $   --
     Common stock -- par value $1.00 per
      share -- Authorized -- 600,000,000 shares;
      issued -- 229,965,014 shares..........................     230         230
     Class B common -- stated value $1.00 per
      share -- Authorized -- 120,000,000 shares;
      issued -- 49,333,758 shares...........................      49          49
  Additional paid-in capital................................     246         246
  Retained earnings.........................................   1,329       1,329
  Accumulated other comprehensive loss, net.................     (36)        (36)
                                                              ------      ------
                                                              $1,818      $1,818
  Less treasury stock at cost...............................    (647)       (647)
  Less unearned compensation................................     (26)        (26)
                                                              ------      ------
  Total Shareholders' Equity................................  $1,145      $1,145
                                                              ------      ------
TOTAL CAPITALIZATION........................................  $1,450      $1,452
                                                              ======      ======

---------------

(a) Net of offering expenses estimated to be $2 million.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected historical consolidated financial data presented below for each of the five years in the period ended August 31, 1998, and for the three months ended November 30, 1998 and 1997, have been derived from the Company's audited consolidated financial statements for such years, and its unaudited financial statements for such months, and are qualified by reference to, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's consolidated financial statements and notes thereto and the other financial information included in this Prospectus. The unaudited financial statements of the Company have been prepared on the same basis as the audited financial statements and, in the opinion of the Company, contain all adjustments (consisting of only normal recurring accruals) necessary to fairly present the financial position as of November 30, 1998 and 1997, and the results of operations and cash flows for the three months ended November 30, 1998 and 1997. The results of operations for the three months ended November 30, 1998, may not be indicative of the results to be expected for the full year.

                                                     THREE MONTHS
                                                        ENDED
                                                     NOVEMBER 30,                  YEARS ENDED AUGUST 31,
                                                   ----------------    ----------------------------------------------
                                                    1998      1997      1998      1997      1996      1995      1994
                                                   ------    ------    ------    ------    ------    ------    ------
                                                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE AND STATISTICAL AMOUNTS)
INCOME STATEMENT DATA
  Net Sales......................................  $   76    $   79    $1,835    $1,784    $1,721    $1,532    $1,479
  Operating costs and expenses
    Costs of goods sold..........................     (56)      (51)     (789)     (771)     (727)     (642)     (606)
    Research and product development.............     (40)      (34)     (155)     (146)     (136)     (130)     (114)
    Selling......................................     (54)      (55)     (395)     (374)     (382)     (354)     (335)
    General and administrative...................     (35)      (28)     (137)     (130)     (129)     (126)     (123)
    Restructuring and settlements................      --        --        --        --        --        --        45
                                                   ------    ------    ------    ------    ------    ------    ------
    Operating income (loss)......................    (109)      (89)      359       363       347       280       346
  Investment income..............................       5        18        45        22        22        23        19
  Interest expense...............................      (5)       (2)      (13)       (8)      (11)      (13)      (11)
  Net exchange and other gains (losses)..........      (5)       (5)       16        (4)       (4)        1        (5)
                                                   ------    ------    ------    ------    ------    ------    ------
    Income (loss) before items below.............    (114)      (78)      407       373       354       291       349
  Provision for income taxes.....................      39        27      (134)     (127)     (127)     (106)     (134)
  Minority interest and other....................      --        --        (3)       (3)       (4)       (2)       (2)
                                                   ------    ------    ------    ------    ------    ------    ------
      Net income (loss)..........................     (75)      (51)      270       243       223       183       213
  Preferred stock dividend.......................      --        (4)       (9)       --        --        --        --
                                                   ------    ------    ------    ------    ------    ------    ------
  Net income available to common shareholders....  $  (75)   $  (55)   $  261    $  243    $  223    $  183    $  213
                                                   ======    ======    ======    ======    ======    ======    ======
  Net income (loss) per common share
    Basic........................................  $(0.31)   $(0.24)   $ 1.13    $ 0.98    $ 0.89    $ 0.72    $ 0.80
    Diluted......................................  $(0.31)   $(0.24)   $ 1.08    $ 0.98    $ 0.89    $ 0.72    $ 0.80
  Average shares outstanding
    Basic........................................     240       226       232       247       250       254       266
    Diluted......................................     240       226       250       248       250       254       266
SELECTED BALANCE SHEET DATA
  Cash and cash equivalents......................  $   77    $   76    $   86    $   97    $   99    $   84    $  135
  Working capital(a).............................  $  558    $  675    $  694    $  572    $  496    $  490    $  510
  Total assets...................................  $1,990    $1,897    $1,717    $1,603    $1,422    $1,293    $1,253
  Total debt.....................................  $  305    $  110    $   95    $  116    $   50    $  129    $   81
  Shareholders' equity...........................  $1,145    $1,245    $1,247    $1,148    $1,018    $  913    $  881
OTHER FINANCIAL DATA
  Ratio of earnings to fixed charges(b)..........      --        --      23.4      29.2      23.0      17.9      25.3
  EBITDA(c)......................................  $  (82)   $  (67)   $  449    $  452    $  424    $  354    $  421
  Capital expenditures...........................  $   37    $   30    $  119    $  127    $  116    $   86    $   79
  Depreciation and amortization..................  $   27    $   22    $   90    $   89    $   77    $   74    $   75
  Dividends declared per share...................  $ 0.10    $0.087    $ 0.37    $ 0.32    $ 0.28    $ 0.24    $ 0.20

---------------

(a) Working capital represents the excess of current assets over current liabilities for the periods presented.

(b) For purposes of this computation, earnings consist of income before income taxes less minority interest in income plus fixed charges. Fixed charges consist of (i) interest whether expensed or capitalized, (ii) amortization of deferred financing costs whether expensed or capitalized and (iii) that portion of rental expense considered to represent interest (assumed to be one-third). For the three months ended November 30, 1998 and November 30, 1997, earnings were insufficient to cover fixed charges. The deficiency for the three months ended November 30, 1998 was $114 million.

(c) For purposes of this computation, EBITDA consists of operating income plus depreciation and amortization. EBITDA does not represent cash flows as defined by generally accepted accounting principles (GAAP) and does not necessarily indicate that cash flows are sufficient to fund all of the Company's cash needs. EBITDA is presented because the Company believes it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with GAAP or as a measure of a company's profitability or liquidity. EBITDA as defined here may differ from EBITDA as defined in other similar registration statements and as such may not be comparable.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the unaudited condensed consolidated financial statements and notes thereto for the three months ended November 30, 1998, and with the Company's audited financial statements and notes thereto for the fiscal year ended August 31, 1998.

OVERVIEW

     The Company continued record-setting financial results in 1998. Current year net income after tax totaled $270 million, or $1.08 per-diluted share, on sales of $1.8 billion. After-tax income in 1997 totaled $243 million, or $0.98 per-diluted share, on sales of $1.8 billion. The result was a per-diluted share earnings growth of 10.2% for 1998. Current year earnings produced a Return on Ending Equity (ROE) of 21.7%, the fifth consecutive year above the targeted level of 20%. This performance enabled the Company to exceed its primary financial goals: double-digit earnings growth over time and maintaining an ROE of 20% or higher.

     Historically, the Company's growth has primarily been driven by North American seed corn operations. The Company achieved record operating income in 1998 from its North American corn operations, in spite of an unprecedented level of discounting and promotions by competitors. The Company also maintained its 42% share of the North American corn market and improved profit margins in this aggressive environment. In addition, record sales and profits from the Company's soybean business and improved profitability from the Company's other product lines were positive factors affecting 1998 income. Foreign currency devaluations, on a worldwide basis, reduced current year operating income approximately $32 million.

YEAR ENDED AUGUST 31, 1998, COMPARED TO YEAR ENDED AUGUST 31, 1997

  HYBRID SEED CORN

     The strong operating performance in North America was offset by a decrease in regions outside North America, which were impacted by local currency devaluation, acreage reduction, and weather. Current year seed corn operating income decreased $6 million, or 1.5%, from prior year results. North America corn continues to dominate the mix of revenue and contribution margins, generating approximately 70% of company-wide revenue and 73% of operating income.

                CORN NET SALES AND PRODUCT LINE OPERATING INCOME

                                                          INCREASE                   INCREASE
                                              1998       (DECREASE)       1997      (DECREASE)       1996
                                             ------    --------------    ------    -------------    ------
                                                                     (IN MILLIONS)
NET SALES:
    North America..........................  $  970    $  63      6.9%   $  907    $ (1)    (0.1)%  $  908
    Europe.................................     300      (27)    (8.3)%     327      (1)    (0.3)%     328
    Other regions..........................     123      (28)   (18.5)%     151      10      7.1%      141
                                             ------    -----             ------    ----             ------
         Total net sales...................  $1,393    $   8      0.6%   $1,385    $  8      0.6%   $1,377
                                             ======    =====    =====    ======    ====    =====    ======
OPERATING INCOME:
    North America..........................  $  290    $  24      9.0%   $  266    $(10)    (3.6)%  $  276
    Europe.................................      98      (15)   (13.3)%     113      13     13.0%      100
    Other regions..........................       8      (15)   (65.2)%      23     (11)   (32.4)%      34
                                             ------    -----             ------    ----             ------
         Total operating income............  $  396    $  (6)    (1.5)%  $  402    $ (8)    (2.0)%  $  410
                                             ======    =====    =====    ======    ====    =====    ======
UNIT SALES:
  (80,000-kernel units)
    North America..........................    12.0      0.5      4.3%     11.5    (0.6)    (4.6)%    12.1
    Europe.................................     2.8     (0.1)    (3.4)%     2.9     0.1      3.6%      2.8
    Other regions..........................     2.2     (0.3)   (12.0)%     2.5      --       --%      2.5
                                             ------    -----             ------    ----             ------
         Total unit sales..................    17.0      0.1      0.6%     16.9    (0.5)    (3.0)%    17.4
                                             ======    =====    =====    ======    ====    =====    ======
ACRES:
    North America..........................    84.1      0.8      1.0%     83.3     0.6      0.7%     82.7
                                             ======    =====    =====    ======    ====    =====    ======

     The primary drivers affecting North American operations are per-unit price and cost, market share, and market size. Seed corn operating income in North America improved $24 million, or 9%, over 1997 results. The improved results were primarily due to increased revenue. Revenue increased $63 million, or 6.9%, over 1997 as a result of two factors: (i) an increase in the average per-unit selling price, which accounted for $25.1 million of the total increase, and (ii) additional units sold of 500,000, which accounted for $37.7 million of the total increase. Higher investments in research and product development and product promotion also impacted current year results. In addition, the stronger U.S. dollar reduced operating income from Canada by approximately $2.3 million.

     Despite the competitive environment in North America, the average per-unit net seed corn selling price increased approximately 3%. During 1998, this increase would have been higher had the Company not implemented changes to its replant program. In previous years, the price of seed sold for replant was discounted 50%, while in 1998 replant seed was provided free of charge. In addition to the program change, adverse weather conditions resulted in significantly higher replanting in 1998. Excluding these two factors, the net selling price of seed in North America increased approximately 5% as a result of the introduction of several new premium-priced elite products and a continued shift in the sales mix to higher-priced premium products.

     Current year per-unit seed corn cost of sales decreased $0.30, largely due to lower inventory reserves and lower commodity costs. When combined with the sales price effect, net seed corn margins increased approximately $2.40 per unit. Provisions for inventory reserves in 1998 were $1.75 per unit compared to $1.98 per unit in 1997. The Company's policy is to provide adequate reserves for inventory obsolescence. Approximately 8% of North American unit sales were reserved in 1998 compared to 9% in 1997.

     An increase in North American market size impacted current year operating results. Based on information to date, North American market size was estimated at 84.1 million acres, an increase of approximately 1% from 1997. Based on current year unit sales, the Company maintained its 42% share of the North American seed corn market.

                  North American Seed Corn Unit Sales (in millions)

1998   1997   1996
----   ----   ----
12.0   11.5   12.1

                      North American Corn Acreage (in millions)

1998   1997   1996
----   ----   ----
84.1   83.3   82.7

                   Estimated North American Seed Corn Market Share

1998   1997   1996
----   ----   ----
42%    42%    44%

     Increased investments in research and product development and higher selling costs associated with the launch of an unprecedented number of new products reduced operating income approximately $18 million. New genetics accounted for more than 40% of current year unit sales, including 2.4 million units of the Company's hybrids with the YieldGard(1) gene for European Corn Borer (ECB) resistance.

     Operating income in Europe, on a constant dollar basis, increased 2% over 1997. In Europe, seed corn operations were challenged in 1998 by reduced acreage. In addition, results reported in U.S. dollars were negatively impacted by the strengthening of the U.S. dollar against European currencies, reducing 1998 operating income by $17 million compared to 1997. Excluding this effect, the region achieved a new record in operating

---------------

1 Registered trademark of, and used under license from, Monsanto Company.

income. Seed corn market share gains in Italy and Spain and higher per-unit prices in Central Europe contributed to the increase. These factors more than offset the effect of a 6 to 8% reduction in hectares planted to corn.

     The Company achieved record operating income in several countries within the Africa, Middle East, Asia, and Pacific region. Seed corn operations in South Africa, Turkey, and Pakistan all reported record results in 1998 driven by increases in market share and per unit prices. However, overall results of operations for the region were hampered by reduced market size and by significant devaluation in the local currencies in Southeast Asia. The currency devaluation in Southeast Asia negatively impacted 1998 corn operating income by $5 million. Key markets in Asia and Africa experienced a 10 to 15% reduction in market size due to adverse weather conditions.

     The Company's corn operations in Latin America experienced an operating loss of $11 million compared to a $2 million loss in 1997. The Company's operations in Brazil continued to be affected by the decrease in market size reported last year. In Argentina, performance issues with key hybrids noted last year continued to impact 1998 operations. As a result, unit sales and price per unit were lower than 1997. To address these performance issues, new products were introduced in 1998 in Brazil and Argentina and additional new products will be introduced in upcoming years.

     Operating income in Mexico decreased $3 million from 1997. This was due to drought and currency devaluation. The drought conditions resulted in fewer acres planted to corn and decreased unit sales in 1998. The stronger U.S. dollar compared to the Mexican peso reduced reported results in 1998 by $2 million.

  SOYBEAN SEED

     Soybean seed is the Company's second largest product in terms of revenue and operating income. The primary drivers for operating income are premium product sales, market size, market share, and price. Current year soybean operating income in North America improved $7 million, or 26%, over 1997 results to a record $33.7 million. Record North American soybean revenues and profits in 1998 were primarily driven by the increased demand for premium-priced glyphosate-resistant soybeans with the Roundup Ready(1) gene. Unit sales of these soybeans more than doubled in the current year.

                   North American Soybean Unit Sales (in millions)

1998   1997   1996
----   ----   ----
13.5   13.5   11.3

                    North American Soybean Acreage (in millions)

1998   1997   1996
----   ----   ----
75.2   73.5   66.4

                    Estimated North American Soybean Market Share

1998   1997   1996
----   ----   ----
15.8%  18.1%  17.2%

     North America unit sales account for approximately 97% of worldwide soybean unit sales. Unit sales included over 5 million units of glyphosate-resistant products, compared to 2.3 million units in 1997. The Company's current year unit sales of these products totaled approximately 39% of total soybean unit sales compared to 17% in 1997. The strong demand for and available supply of glyphosate-resistant products limited the Company's market share.

     Higher commodity prices and additional acres available for planting due to acres coming out of conservation programs resulted in additional acres planted to soybeans in the current year. Net margins improved from a year ago despite higher commodity costs. An increase in list prices for the current year, combined with the sales price effect of glyphosate-resistant products, which are sold at a premium, more than offset the increase in unit costs.

  OTHER PRODUCTS

     Other products' current year operating results improved $4 million over those recorded in 1997. Wheat, sunflower, and canola accounted for most of the change. Wheat operating income increased $4 million over 1997 results. Sunflower operations provided a positive impact to the current year mainly due to operations in North America and Europe. An increase in sunflower operating income of $4 million is the result of a $10 million increase in sales over 1997. Operating income for canola products in 1998 improved $2.5 million from 1997 results primarily due to the increased sales of herbicide resistant products. Operating results decreased $6 million due to the Company's equity ownership in Optimum Quality Grains, L.L.C., which began operations in 1998.

   OTHER PRODUCTS NET SALES AND COMBINED PRODUCT LINE OPERATING INCOME (LOSS)

                                                  INCREASE      1997      INCREASE      1996
                                         1998    (DECREASE)     ----     (DECREASE)     ----
                                                            (IN MILLIONS)
NET SALES
  Alfalfa..............................  $ 46    $ 1     2.2%   $ 45    $13     40.6%   $ 32
  Sorghum..............................    36     --      --%     36      5     16.1%     31
  Wheat................................    24      4    20.0%     20     (5)   (20.0)%    25
  Sunflower............................    34     10    41.7%     24      2      9.0%     22
  Microbial products...................    29     (1)   (3.3)%    30      2      7.1%     28
  Other products.......................    41      5    13.9%     36     (6)   (14.3)%    42
                                         ----    ---            ----    ---             ----
          Total net sales..............  $210    $19     9.9%   $191    $11      6.1%   $180
                                         ====    ===    ====    ====    ===    =====    ====
          Total combined operating
            income (loss)..............  $ 15    $ 4            $ 11    $14             $ (3)
                                         ====    ===            ====    ===             ====

     These products provide the sales organization a full line of seed products, significantly aiding in the sale of higher-margin products. In addition, the opportunity for some of these product lines to generate greater levels of operating income in the future is promising.

  CORPORATE AND OTHER ITEMS

     Current year indirect general and administrative expenses increased $11 million, or 14%, over 1997 levels. Increased employee compensation costs and higher training and development costs resulting from investments in information systems within North America and Europe were a significant part of the current year increase. The protection of research technology through the filing of patents and the cost of litigation associated with the ownership of technology also contributed to this increase. The Company filed 187 patent applications in the United States through September of calendar year 1998 compared to 121 and 109 in calendar years 1997 and 1996, respectively.

     Net financial income for fiscal 1998 increased $38 million from 1997. Net exchange and other gains and losses in the current year were impacted by a $20 million gain on the sale of two million shares of Mycogen Corporation stock in 1998 compared to a $7 million gain on the sale of one million shares in 1997. The Mycogen transactions, net of expenses, increased diluted earnings per share $0.04 and $0.01 in 1998 and 1997, respectively. In addition, net financial income was impacted by interest earned on the proceeds from equity transactions with DuPont.

     The decrease in the effective tax rate from 34% in 1997 to 33% in 1998 was primarily attributable to the Company's operations outside the United States and an increase in research tax incentives. The decrease in the effective tax rate between years increased earnings per share by $0.02. The Company's effective tax rate will vary based on the mix of earnings and tax rates from the various countries in which it operates.

  ALLIANCE WITH DUPONT

     In September 1997, the Company and DuPont finalized an agreement that created one of the world's largest private agricultural research and development collaborations. The companies also formed a joint venture, Optimum Quality Grains, L.L.C., that markets improved quality traits to increase the value of crops for livestock feeders, grain processors, and other end users. The joint venture does not sell seed. The Company is the preferred worldwide provider and marketer of quality trait seed for the joint venture.

     In connection with the above agreements, DuPont also acquired an equity interest in the Company through the purchase of 164,446 shares of preferred voting stock for $1.7 billion. Effective January 30, 1998, each preferred share was converted into 100 shares of Class B common stock with a stated value of $1.00 per share. As required by the agreement, the Company used approximately $1.5 billion of the proceeds from the DuPont investment to purchase approximately 16.4 million shares of the Company's outstanding common stock through a Dutch auction self-tender. The common shares reacquired by the Company were retired, but remain authorized and unissued. The net effect of these equity transactions, including associated transaction costs, was an increase in Class B common stock of $16.4 million, a decrease in common stock of $16.4 million, and an increase in additional paid-in capital of approximately $170 million, the use of which is unrestricted. Immediately following the completion of the Dutch auction self-tender, DuPont's equity interest in the Company was approximately 20%.

     The agreements include, among other things, a standstill provision that prohibits DuPont from increasing its ownership interest in the Company for 16 years from the date of the agreement without the consent of the Company. DuPont also gained two seats on the Company's Board of Directors.

     These agreements with DuPont will bring additional opportunities to compete for corn acres in 1999 and the potential to become a significant supplier in the rapidly growing market for high-oil corn. Financial results for the year ended August 31, 1998 were affected by the completion of the agreement with DuPont. Without the DuPont equity transactions less cash would have been available for investment, short-term borrowings would have been higher, and the Company would not have paid preferred stock dividends. Current year results, excluding the impact from the above equity transactions, were income of $257.9 million, or $1.05 per diluted share. The following table summarizes the components of income per share as reported and excludes the impact from the equity transactions with
DuPont:

                                                                                  PRO FORMA
                                             AS REPORTED                EXCLUDING EQUITY TRANSACTIONS
                                  ---------------------------------   ---------------------------------
                                                SHARES                              SHARES
                                    INCOME      (DENOM-   PER-SHARE     INCOME      (DENOM-   PER-SHARE
   YEAR ENDED AUGUST 31, 1998     (NUMERATOR)   INATOR)    AMOUNT     (NUMERATOR)   INATOR)    AMOUNT
   --------------------------     -----------   -------   ---------   -----------   -------   ---------
                                                 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Net income......................     $270                                $270
Items resulting from the DuPont
  equity transactions
  Preferred stock dividends.....       (9)                                 --
  Interest benefit from DuPont
     proceeds*..................       --                                 (12)
                                     ----                                ----
Basic earnings per share
  Net income attributable to
     common shareholders........     $261        231.5      $1.13        $258        244.4      $1.06
                                                            =====                               =====
Effect of dilutive securities
  Convertible preferred stock...        9         17.7                     --           --
  Stock options.................       --          1.1                     --          1.1
                                     ----        -----                   ----        -----
Diluted earnings per share
  Net income attributable to
     common shareholders........     $270        250.3      $1.08        $258        245.5      $1.05
                                     ====        =====      =====        ====        =====      =====

---------------

* Based on the assumption that the proceeds generated by DuPont equity transactions earned an investment return during the period on the excess funds and reduced borrowing costs at the Company's after-tax investment and borrowing rates.

YEAR ENDED AUGUST 31, 1997, COMPARED TO YEAR ENDED AUGUST 31, 1996

  HYBRID SEED CORN

     August 31, 1997 seed corn operating income decreased $8 million, or 2% from 1996 results. Operations in North America played a significant role in the decrease, primarily the result of fewer unit sales, increased per-unit net margins, and higher investments in research and product development. Seed corn operations outside North America provided increased operating income from 1996 on higher unit sales; however, this was tempered by the stronger U.S. dollar in 1997.

     Seed corn market share in North America declined approximately two points in 1997, bringing the Company's estimated leading share of the North American market to approximately 42%. The Company introduced a number of new products in limited volumes in 1997 which were targeted to replace hybrids that had been leading sellers in recent years. Lower unit sales of these older hybrids were largely responsible for the estimated 1997 market share decrease.

     Delayed regulatory approval for the Company's ECB resistant corn products also contributed to the 1997 market share decline. Despite regulatory approval for these products coming late in the selling season, the Company sales representatives were able to place the Company seed in more than 20% of the estimated North American acres planted to ECB resistant corn in 1997. However, due to the late start, the Company was unable to attain its normal market presence for these products.

     The sale of two key hybrids, 3394 and 3489, accounted for approximately 23% and 28% of the Company's 1997 and 1996 North American hybrid seed corn unit sales, respectively.

     Corn acreage in North America during 1997 rose modestly above 1996 levels which positively affected operating income. Although operating results in North America were affected by higher per-unit seed corn costs, the average seed corn selling price also increased.

     In 1997, the average net seed corn selling price per unit to customers in North America increased 7% resulting from the introduction of several new elite products, which were priced at a premium, and an increase in list prices across the entire product line. However, during 1997 a change was made to the Company's commission program, which eliminated some ties between the commission and quantity savings discount programs. Reported quantity savings discounts increased and reported net commission expense decreased accordingly. As a result, reported net price for 1997 based on reported net sales only reflects an increase of approximately 5%. Net selling price per unit to customers, North American seed corn net margin per unit, and net compensation to sales representatives were essentially unaffected by this program change.

     Per-unit seed cost of sales increased approximately $2.50 in 1997, principally due to the prior year cost of sales mix. Fiscal 1996 cost of sales included large quantities of lower-priced carryover seed from the 1994 crop year. When combined with the sales price effect, net seed corn margins increased approximately $2.25 per unit. Provisions for inventory reserves in 1997 were $1.98 per unit, compared to $2.22 per unit in 1996. Approximately 9% of North American unit sales were reserved in 1997.

     North American research and product development costs for seed corn increased $11 million in 1997, or 15%, to $86 million. The increase was the result of additional spending on classical plant genetic activities and investments to access technology that will help expand and improve the Company's germplasm base.

     As a result of investments in research and product development, the Company's research program turned out 27 new corn hybrids in limited volumes for the North American market in 1997. First-year sales of these new hybrids reached nearly 600,000 units, four times more than any previous group of new product introductions.

     Seed corn operating results outside North America increased $2 million compared to the prior year. European operations (Europe, CIS, and Japan) provided the largest impact, accounting for $13 million in additional operating income. Strengthening of the U.S. dollar against European currencies had a significant negative impact on 1997 reported results for European operations. Excluding this impact, the region reflected an improvement of $32 million over 1996 results. Additional unit sales in Italy, Southern Europe, and Central Europe were significant factors in the current year increase in operating income. Market size and market share increases, individually or in concert, played roles in these improvements.

     Operating income in the Latin American region decreased $23 million compared to 1996. Supply availability and decreased corn acreage reduced 1997 operating income in Brazil. Also affecting 1997 results was a performance issue related to the previous year's top selling hybrids in Argentina. As a result, operating income decreased due to reduced unit sales and higher cost of sales.

     Operating income in Mexico improved $4 million from 1996 results as favorable weather conditions and improved water supply resulted in increased unit sales. Increased selling price per unit also favorably impacted 1997 results.

     Volume and price increases in several countries within Asia, Africa, and the Middle East improved this region's 1997 operating results $3 million.

  SOYBEAN SEED

     Soybean operating income improved $11 million, or 69%, over 1996 results. The primary drivers for operating income -- market size, market share, and price -- had positive impacts on soybean operations.

     Unit sales in North America increased 19%, or approximately 2.2 million units, over 1996 levels as a result of increased acreage and improved market share. Favorable commodity prices drove an 11% increase in acres planted to soybeans in 1997. Continued strong product performance and the demand for glyphosate-resistant varieties contributed to market share gains.

     Net margin in North America improved approximately $0.60 per unit from 1996 despite higher commodity costs. An increase in list prices for 1997, combined with the sales price effect of glyphosate-resistant products that are sold at a premium, more than offset the increase in unit costs.

     The demand for glyphosate-resistant products in North America was strong in 1997. The Company's 1997 unit sales of these products totaled 2.3 million units, or approximately 17% of total soybean unit sales, compared to unit sales of less than 100,000 in 1996.

  OTHER PRODUCTS

     Other products' 1997 operating results improved $14 million over those recorded a year earlier. Comparisons in 1997 were affected by the elimination of 1996 losses from the sale of the Company's vegetable products line and liquidation of the specialty oils inventory in 1996 not present in 1997, which combined to improve 1997 operating results $7 million over 1996 levels. Operating income for canola products in 1997 improved $3 million from results in 1996 due to increased acreage and higher market share. Microbial product results improved $2 million for the year on strong performance of premium inoculant products. Annual results for alfalfa, sorghum, and miscellaneous other seed products in total improved $5 million from 1996. Decreased 1997 wheat sales in North America, the result of reduced acreage, lowered operating income $3 million from 1996 levels.

  CORPORATE AND OTHER ITEMS

     Indirect general and administrative expenses in 1997, which totaled $77 million, were similar to those recorded in 1996. Increased general costs and higher legal expenses, resulting from technology claims and disputes, were offset by the one-time effect of adopting FAS116 "Accounting for Contributions Made and Contributions Received" during 1996, not present in the 1997.

     Net financial income increased $3 million from what was recorded in 1996. The retirement of the medium-term note program in February 1996, combined with a lower average level of short-term borrowing in 1997, reduced 1997 interest expense $3 million. A gain in 1997 from the sale of one million shares of Mycogen Corporation stock improved net financial income $7 million; however, this was offset almost entirely by an increase in recorded net exchange losses, principally due to the strengthening of the U.S. dollar against European currencies.

     The decrease in the effective tax rate from 36% in 1996 to 34% in 1997 was primarily attributable to the Company's operations outside the United States.

THREE MONTHS ENDED NOVEMBER 30, 1998 COMPARED TO THE THREE MONTHS ENDED NOVEMBER 30, 1997

     Net loss for the three months ended November 30, 1998, was $75 million, or $0.31 per share, on sales of $76 million. In the first three months of the prior fiscal year, the Company recorded a loss of $51 million on sales of $79 million. After the payment of preferred dividends the net loss attributable to common shareholders for November 30, 1997 totaled $55 million or $0.24 per share.

     Due to the seasonality of the seed business, partial-year results and quarter-to-quarter comparisons are not always meaningful. Accordingly, such quarterly comparisons are not emphasized. Typically, most of the Company's revenue and operating profit are generated in the third quarter. Revenues during the Company's first quarter are generated mostly from Southern Hemisphere operations, North American wheat sales, and worldwide microbial product sales and generally represent less than 5% of the Company's annual sales.

     The current operating loss increased $20 million to $109 million largely due to decreased sales and increased fixed costs. Increased sales in seed corn were more than offset by decreases in wheat and other products. The increase in fixed costs of approximately 10% was expected due to planned expenditures in research and product development, sales and marketing, information management and other targeted areas. Increased investments in research and product development of $6 million accounted for approximately 50% of the current year increase in fixed costs.

                          NET SALES AND OPERATING LOSS

                                                           QUARTER ENDED
                                                            NOVEMBER 30,
                                                           --------------    INCREASE/
                                                           1998     1997     (DECREASE)
                                                           -----    -----    ----------
                                                             (UNAUDITED, IN MILLIONS)
NET SALES
  Corn...................................................  $  33    $  23      $  10
  Other..................................................     43       56        (13)
                                                           -----    -----      -----
          Total Net Sales................................  $  76    $  79      $  (3)
                                                           =====    =====      =====
OPERATING LOSS
  Corn...................................................  $ (76)   $ (68)     $   8
  Other..................................................    (10)      (1)         9
                                                           -----    -----      -----
  Product line operating loss............................  $ (86)   $ (69)     $  17
  Indirect general and administrative expenses...........    (23)     (20)         3
                                                           -----    -----      -----
Operating loss...........................................  $(109)   $ (89)     $  20
                                                           =====    =====      =====

     North American operations had the greatest impact on the current period. An increase in seed corn sales due to timing of deliveries was more than offset by a decrease in wheat sales. Wheat sales were down $9 million due to reduced acres and a decrease in sales price due to low commodity prices resulting in a decrease in operating profit of $6 million from the prior year. North America corn operating results decreased $3 million from prior year first quarter results. Current year results were impacted by additional costs from the expanded introduction of new corn hybrids and increased investments in corn research and product development. Corn research expenses increased $4 million primarily due to increases in compensation costs and expenses associated with technology acquisitions. Compensation costs were higher due to the hiring of additional research staff and increases in base compensation as a result of the competitive environment.

     Outside North America, operating results were $6 million lower in the current period compared to a year earlier. The Latin America region accounted for approximately $3 million of the decrease. Current period unit sales increased approximately 100,000 units over the same period last year. However, the operating profit from the increased sales was offset by inventory writedowns of obsolete corn hybrids in Argentina. In addition, non-recurring cost savings for the period ended November 30, 1997, contributed to the year-to-year change.

     Current period net financial income decreased $16 million from previous year results due to decreased investment income and increased interest expense. Investment income decreased $13 million primarily due to fiscal 1998 results including interest earned on proceeds from DuPont's investment in the Company. The Company did not have excess cash to invest in the first quarter of the current year. Typically the Company borrows money during its first quarter to fund operations. The availability of the excess proceeds from the DuPont transactions last year reduced borrowings, which reduced prior year interest expense.

     The estimated worldwide tax rate of 34% reflected in the first quarter of fiscal 1999 is similar to the 33% effective tax rate reflected on an annual basis for fiscal 1998. The worldwide effective tax rate for the first quarter of fiscal 1998 was 35%. The lower current year first quarter effective tax rate increased the current period loss by approximately $1 million compared to last year's first quarter. The effective tax rate reflected for the first quarter is based on all information available to date. The effective tax rate on an annual basis may vary from what is reflected in the current period, in part as a result of any changes in the mix of earnings between the Company's North American seed business and other worldwide operations.

LIQUIDITY AND CAPITAL RESOURCES

     Due to the seasonal nature of the agricultural seed business, the Company generates most of its cash from operations during the second and third quarters of the fiscal year. Cash generated during this time is used to repay commercial paper borrowings and accounts payable, which are the Company's primary sources of credit during the first and fourth quarters of the fiscal year. Any excess funds available are invested, primarily in short-term commercial paper.

     Historically, the Company has financed growth through earnings. Cash provided by operating activities was $240 million in 1998, compared to $176 million and $389 million in 1997 and 1996, respectively. The effect on cash provided by operating activities of building inventory levels and inventory liquidation have the greatest impact on the Company in any given year. Excluding this effect, cash provided by operating activities was $302 million in 1998, compared to $248 million and $346 million in 1997 and 1996, respectively.

     Most of the Company's financing is done through the issuance of commercial paper in the United States, backed by revolving and seasonal lines of credit. In addition, foreign lines of credit and direct borrowing agreements are relied upon to support overseas financing needs. Short-term debt at August 31, 1998 totaled $76 million, a $15 million decrease from 1997. In 1998, short-term borrowings peaked at $128 million compared to $250 million in 1997. Short-term borrowings were lower due to the net proceeds of approximately $170 million resulting from the sale of preferred shares to DuPont and the subsequent Dutch auction self-tender.

     In 1998, including net proceeds available from equity transactions with DuPont, short-term domestic investments peaked at $429 million compared to $242 million in 1997. The 1998 amount does not include $1.5 billion of the proceeds from the DuPont equity transaction used in the Dutch auction self-tender due to the nonrecurring nature of the transaction. Short-term investments are made through a limited number of reputable institutions after evaluation of their investment procedures and credit quality. The Company invests in only high-quality, short-term securities, primarily commercial paper. Individual securities must meet credit quality standards, and the portfolios are monitored to ensure diversification among issuers.

     The table below sets forth certain information about the domestic lines of credit available to the Company for fiscal 1998 and fiscal 1999.

                                              1ST QUARTER    2ND QUARTER    3RD QUARTER    4TH QUARTER
                                              -----------    -----------    -----------    -----------
                                                                   (IN MILLIONS)
Revolving...................................     $200           $200           $200           $200
Seasonal....................................      100            100             --             --
                                                 ----           ----           ----           ----
          Total.............................     $300           $300           $200           $200
                                                 ====           ====           ====           ====

     The Company believes the domestic lines of credit available in 1999 are sufficient to meet domestic borrowing needs. Revolving line of credit agreements expire August, 2001. The Company also has a seasonal revolving credit facility to meet peak borrowing needs, which expires August, 1999.

     At year end, cash and cash equivalents totaled $86 million, down from $97 million at August 31, 1997. It is the Company's policy to repatriate excess funds outside the United States not required for operating capital or to fund asset purchases. The growth in trade receivables at August 31, 1998 was primarily due to increased participation in the Company's credit programs.

     Capital expenditures, including business and technology investments, were $128 million in 1998 compared to $151 million in 1997 and $164 million in 1996. The Company's capital expenditures primarily represent continued investment in production capacity, technology acquisitions, and research collaborations. Capital expenditures for 1999 are expected to be approximately $160 to $170 million and are expected to be funded through earnings.

     The quarterly dividend paid in July of 1998 increased to $0.10 per share, up 15% from the $0.087 per-share dividend paid the prior four quarters. The Company's dividend policy is to annually pay out 40% of a four-year rolling average of earnings.

     During 1998, the Company repurchased 6,627,800 shares of its stock under a Board authorized repurchase plan at a total cost of $234 million, excluding the Dutch auction self-tender. At August 31, 1998, authorized shares remaining to be purchased under the plan totaled 4.8 million. At August 31, 1998, there were 240 million shares of common stock and Class B common stock outstanding.

     Short-term debt at November 30, 1998, consisted of $208 million in domestic commercial paper and $81 million in direct short-term borrowings from foreign banks.

     Current year short-term borrowings are not comparable to November 30, 1997 amounts due to the DuPont transactions which reduced the need for short-term borrowing. However, current year short-term debt is comparable to historical levels.

     The growth in receivables at November 30, 1998, when compared to November 30, 1997, was primarily due to increased participation in the Company's credit programs.

MARKET RISKS

     The Company uses derivative instruments to manage risks associated with its grower compensation costs and foreign-currency-based transactions.

     The Company uses derivative instruments such as commodity futures and options to hedge the commodity risk involved in compensating growers. The Company contracts with independent growers to produce the Company's finished seed inventory. Contracts with growers generally allow them to settle with the Company for the market price of grain for a period of time following harvest. It is the Company's policy to hedge commodity risk prior to setting the retail price of seed. The hedge gains or losses are accounted for as inventory costs and expensed as cost of goods sold when the associated crop inventory is sold. At August 31, 1998 and 1997, net unrealized losses on these contracts for corn and soybeans totaled $13 million and $4 million, respectively. A 10% change in the market price of the commodity contracts would impact 1998 net unrealized losses by approximately $1 million. The contract volumes at year end depend upon the acreage contracted with growers, the crop yield, the percentage growers have marketed to the Company, and the percentage of crop hedged by the Company. Since these positions are a hedge to inventory costs, any change in the cost of these positions is offset by an opposite change in inventory costs.

     The Company uses derivative instruments such as forward exchange contracts, purchased options, and cross currency swaps to hedge foreign-currency-denominated transactions such as exports, contractual flows, and royalty payments. While derivative hedge instruments are subject to price fluctuations from exchange and interest rate movements, the Company expects these price changes to generally be offset by changes in the U.S. dollar value of foreign sales and cash flows. Therefore, hedging gains and losses are matched with the costs of the underlying exposures and accounted for in inventory, sales, or net financial costs. At August 31, 1998 and 1997, net unrealized losses from foreign-currency hedge contracts totaled $1 million and $4 million, respectively. A 10% change in exchange rates would impact 1998 net unrealized losses by approximately $14 million.

     The Company does not trade in commodity-based or financial instruments with the objective of earning financial gain on rate or price fluctuations, nor does it trade in these instruments when there are no underlying transaction related exposures.

ACCOUNTING PRONOUNCEMENTS

     The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share" effective December 31, 1997. SFAS No. 128 is retroactive to prior years; however, the adoption did not materially affect prior years' earnings per share as previously reported under APB Opinion No. 15.

     The Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income"; SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information"; and SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits." These statements will require revised and/or additional disclosure requirements but will not have an effect on the results of operations or financial position of the Company. The Company will adopt the provisions of SFAS No. 130 in the first quarter of fiscal 1999 and the provisions of SFAS No. 131 and SFAS No. 132 for the fiscal year ending August 31, 1999.

     In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for fiscal years beginning after December 15, 1998. Therefore, the Company will adopt this statement for its fiscal year ending August 31, 2000. Due to the recent issuance and the complexity of the statement, the Company is still in the process of determining the effect of adopting the statement on the Company's operations and financial position.

EFFECTS OF INFLATION

     Inflation typically is not a major factor in the Company's operations. The cost of seed products is largely influenced by seed field yields and commodity prices, which are not impacted by inflation. Costs normally impacted by inflation -- wages, transportation, and energy -- are a relatively small part of the total operations.

YEAR 2000

     The Year 2000 issue refers to a flaw in software design that results in (a) errors when systems process dates after December 31, 1999 or (b) a failure to recognize 2000 as a leap year. The Year 2000 issue presents a unique challenge to organizations, not because it is technically difficult to resolve, but rather because it is so difficult to manage. The problem is pervasive, existing throughout a wide variety of computing systems and hardware devices within organizations and within their supply chains; and corrective actions must be taken by a fixed point in time -- no later than January 1, 2000.

     The Company is well into its Year 2000 remediation effort, having begun this process in 1996. The Company expects to see little, if any, direct impact on operations given the nature of the business and the Company's business relationships, the corrective steps taken to date, and the contingency plans to be put in place in 1999. Additionally, the Company has long had a policy of aggressively investing in and adopting new technologies. As a result, many of the Company's core and end-user systems were developed or delivered in Year 2000 compliant form, greatly reducing the number of non-compliant legacy systems requiring corrective measures. For example, the Company recently implemented SAP AG's R/3 enterprise application software in the United States, Canada, Italy, and France.

     Management has established a committee to direct the Company's compliance activities. The committee meets on a regular basis and reports quarterly to the Board of Directors. The committee has segregated the Company's work on the Year 2000 issue into four phases: 1) inventory, 2) assessment, 3) remediation, and 4) testing. The Company's Year 2000 compliance program is on schedule. The following key objectives were met during the first quarter of fiscal 1999: core infrastructure and core application remediation efforts are estimated to be 95 to 97% complete, the inventory of building systems was completed, the Company began evaluating responses to inquiries of Year 2000 compliance by third party suppliers, the network testing structure was completed, and the plans for testing the remaining systems were completed. Over the next six months, future efforts will focus on developing and executing test plans, assessment of legacy data, completion of equipment assessments to include remediation plans, and completion of initial supplier assessments to include developing formal contingency plans. The remaining work in these phases is expected to be completed by February 1999. Integration testing of core applications and infrastructure is scheduled to begin in February 1999 and is expected to be completed by the end of September 1999.

     At August 31, 1998, the Company had completed an inventory of personal computer, office automation, laboratory, production, and telecommunication equipment worldwide. Inventory of building systems was in progress. Assessments had been completed for 40 to 50% of the components surveyed and assessments for all remaining components should be completed by the end of 1998. At this point in time, the Company estimates that a small percentage of the equipment inventory will require remediation and that upgrades or replacements will be completed by the end of June 1999.

     The Company is also in the process of analyzing the Year 2000 readiness of material third parties (suppliers). Replacement suppliers will be found in 1999 if the Company determines some suppliers are not likely to be compliant in time.

     The Company has spent approximately $1 million to date in direct costs associated with reaching Year 2000 compliance. Total costs to the Company to address Year 2000 issues are currently estimated not to exceed $3 million to $5 million and consist primarily of consulting fees for software remediation activities and expected costs to replace noncompliant hardware components. These costs are expected to be funded through earnings.

     On the basis of research to date, the Company believes that the greatest potential for disruption lies not in the Company's internal systems but rather in the external systems of the Company's service providers. The Company believes, however, that in North America and Europe, where the Company does most of its business, disruptions in these external systems will be short-lived, and that through contingency planning the Company can minimize the impact on seed production and selling activities in the Northern Hemisphere. Analysis to date also indicates that the vast majority of the Company's supplier and customer base will likewise not be materially impacted by internal system problems. The Company believes, however, given the number of supplier options available, that the Year 2000 challenge will not materially impact the Company's ability to produce seed products or the ability to sell and distribute these products to customers for planting in the spring of 2000.

     Some of the unique factors of the Year 2000 issue which could impact the Company's performance are inability of third parties to timely provide remediation measures, impacts of the failure of businesses other than the Company or its immediate suppliers that would ultimately have an impact on the Company, failure of governmental agencies to properly address their own Year 2000 compliance, or misrepresentations of readiness by suppliers or vendors.

EURO CONVERSION

     The Company believes the euro conversion will not have a material impact on the Company's ability to execute transactions during the transition period, which began January 1, 1999, and ends December 31, 2001. The significant requirement of companies during this period is the ability to invoice and accept payment in euro at a customer's request. The Company has systems and processes in place to manage euro-denominated transactions if a customer makes this request.

     The Company continues to evaluate the impact the euro conversion will have on its business, although the Company believes it will not have a material impact on its results of operations or financial condition.

     The Company has performed an analysis of the readiness of applicable computer systems for the euro conversion. Plans are in place to upgrade existing systems prior to 2001 to meet the needs of full euro conversion. The cost of these upgrades is not expected to be material to the Company. In addition, the Company has analyzed changing its hedging of foreign-currency-denominated transactions in participating countries from their legacy currency to the euro. Management expects hedging in the euro to reduce the number of hedging contracts and associated administrative costs.

OUTLOOK FOR 1999 AND BEYOND

     The Company's prospects for 1999 and beyond are encouraging. The Company plans to introduce over 50 new seed corn hybrids in North America in 1999, including high-oil products and several with the Bt gene for resistance to European Corn Borer (ECB). Approximately 70% of the units sold in 1999 are expected to be from hybrids introduced in 1997 or later. List prices of the Company's hybrid corn seed in North America will not be increased in 1999. However, the trend of customers to purchase new higher-priced, higher-value products is expected to increase North America's average per-unit seed corn selling price and per-unit margin. With the increased introduction of new products, the Company anticipates more rapid obsolescence of older products.

     Low commodity prices create financial stress for farmers in the United States and around the world. One potential consequence of low corn prices is a reduction in acres planted to corn, as farmers consider switching to other crops. A reduction in corn acreage would hinder the Company's ability to grow earnings. However, the Company anticipates that the 1998 fall harvest in North America will substantiate continued strong product performance, thereby positioning the Company for market share growth in 1999 and beyond.

     During 1998, there was an unprecedented level of discounting and promotions of hybrid seed corn by competitors. New alliances, combined with a consolidation of industry players, have increased the level of uncertainty in the industry. However, the Company is well positioned against its competitors. The Company plans to continue to aggressively demonstrate to customers the financial benefits of the yield advantage of its products.

     The Company continues to validate the yield advantage of Pioneer products. Pioneer has collected over 270,000 side-by-side corn performance comparisons across its North America market area. The Company's corn hybrids expected to be the top ten sellers for 1999 on average posted a yield advantage of nearly 8 bushels an acre over the average of the top ten competitor hybrids in side-by-side comparisons conducted by Pioneer. The program to hold the price of most of our corn hybrids steady for the 1999 sales season and offer enhanced credit for qualified customers has been positively received. This program, along with high returns per acre from our strong product performance will be key in the Company's effort to gain share in the North American market for 1999.

     The same results were present with Pioneer brand soybeans. Based on 28,000 variety comparisons, Pioneer leader soybeans with the Roundup Ready(1) gene on average held a 2 bushel-per-acre yield advantage over competitive Roundup Ready products. With the addition of 20 new soybean varieties, management believes that 1998's strong North American soybean operations should continue into 1999 as the Company's soybean products are performing well against the competition. The demand for glyphosate-resistant products is expected to increase, and the Company has adequate supplies of these products available for sale in 1999. As a result, sales of glyphosate-resistant products are expected to represent a larger percentage of overall soybean sales in 1999, and margins are expected to improve because of their premium sales price over elite varieties.

     The Company anticipates continued growth in local currency sales and operating profits outside of North America. Therefore, declines in the value of foreign currencies against the U.S. dollar could adversely affect operating income from these operations.

     In 1999, the Company plans to introduce ECB resistant corn hybrids in limited volumes in several countries outside of North America. This should help position the Company for continued growth in sales and margins within these countries in the years to come.

     The Company expects growth in fixed costs to be led by increased investments in research and product development, information management, and sales and marketing, as well as an increase in legal costs. The Company expects that its worldwide research and product development investments as a percentage of sales will continue to climb, as it enhances its position as the world's leading supplier of agricultural genetics and as a leading integrator of technology. Sales and marketing expenses are also expected to increase as the Company introduces an unprecedented number of new products. Legal costs will likely climb as the Company continues to protect and defend its intellectual property positions.

     Salary and benefits are another factor that influences fixed costs. Pioneer's commitment to the work force and responsiveness to the competitive environment is expected to raise base compensation levels faster than inflation in the next fiscal year.

     In addition, a change in the mix of earnings between the Company's North American seed business and other worldwide operations may put upward pressure on the effective tax rate in the future.

---------------

1 Registered trademark of, and used under license from, Monsanto Company.

                                    BUSINESS

GENERAL

     The business of the Company is the broad application of the science of genetics. Founded in 1926 to apply then newly-discovered genetic techniques to hybridize corn, the Company has been the industry leader in research and product development for more than 70 years. The Company owns what it believes to be the industry's finest collection of crop genetics (germplasm), which has been the key to the Company's success in the past and is expected to be the key to its success in the future. The Company's research and development is focused on improving the germplasm base by integrating new technology essential to crop genetic improvements. The Company was the first commercial seed company to undertake collaborations on a wide scale with other organizations and scientists throughout the world to improve core germplasm and better understand crop genetics. The Company believes that its research collaborations improve its ability to deliver improved products. The Company emphasizes research for improving the profitability of farmers through both agronomic and end-use grain improvements. Agronomic traits increase crop yield or reduce growers' costs. The Company delivers such improvements as increased bushels per acre and increased resistance to insects, diseases and herbicides. End-use grain improvement is an area of increasing importance. The Company expects to experience increasing demand from end users such as livestock feeders, grain processors, food processors, and others for specific qualities in the crops they use as an input in developing other products.

PRODUCTS

     The Company develops, produces, and markets hybrids of corn, sorghum, and sunflowers; varieties of soybeans, alfalfa, wheat, and canola; and microorganisms useful in crop and livestock production. Hybrids, such as corn and sorghum, are crosses of two or more unrelated inbred lines that can be reproduced only by crossing the original parent lines. As a result, it is not beneficial for customers to plant saved seed, because the seed produced will not have the same genetic attributes as the seed planted. Varietal crops, such as soybeans and wheat, will reproduce themselves with little or no genetic variation. Customers frequently plant saved seed from these products, although they are becoming increasingly aware of the advantages of purchasing new seed every year.

     The Company's principal products are hybrid seed corn and varietal soybean seed, which together accounted for approximately 89% of net sales and almost all operating income over the last five fiscal years. These products are expected to maintain a dominant role in the Company's operations for the foreseeable future.

     Seed corn, in terms of both sales and profitability, is the Company's most significant product. In fiscal 1998, sales of seed corn represented approximately 76% of total net sales. Approximately 40% of the Company's 1998 North American seed corn volume was from hybrids introduced in 1997, or those released in 1998. Seed corn net sales were $1.4 billion and seed corn operating income was $396 million in fiscal 1998.

     Soybean seed is the Company's second largest product in terms of sales and profitability. Soybean seed accounted for approximately 13% of total net sales in fiscal 1998. A new variety of soybean seed resistant to specific herbicides accounted for approximately 39% of fiscal 1998 soybean net sales. Soybean net sales were $232 million and soybean operating income was $36 million in fiscal 1998.

     The Company also develops, produces and markets other products such as wheat, canola, alfalfa, sorghum, sunflower, and microorganisms useful in crop and livestock production. These products provide the Company's sales organization with a full line of seed products, significantly aiding in the sale of higher-margin products. Other product net sales were $210 million and other product operating income was $15 million in fiscal 1998.

     The Company has seed production facilities located throughout the world and engages in seed production year-round. In the production of its parent and commercial seed, the Company generally provides the seed stock, detasseling and roguing labor, and certain other production inputs. The balance of the labor, equipment, and inputs are supplied by independent growers. The Company is the first major agricultural seed company in the world to attain ISO 9000 certification, which allows it to move products more easily from country to country.

MARKETS

     The primary markets for the Company's products are the United States, Canada and Europe. Approximately 71% of fiscal 1998 net sales were made in North America and approximately 20% of such sales were made in Europe. The Company also has operations in Latin America, Mexico, Africa, Asia, the Middle East, and the Pacific region.

     The Company is the industry leader in North American seed corn sales. The Company estimates that its share of this market in fiscal 1998 was approximately 42%. The next seven competitors held an estimated combined market share of approximately 34%, with the closest competitor holding approximately 11%. The remainder of the market was divided among more than 275 companies selling regionally.

     The Company has a leading seed corn market share in most of the countries outside North America in which it operates. The Company's market shares in France, Italy, Germany, Hungary, Austria, Mexico, and Brazil ranged from approximately 10% to more than 60% in fiscal 1998.

     The principal market for the Company's soybean seed is North America. The Company estimates that its share of the soybean seed market in North America in fiscal 1998 totaled approximately 16%.

     In North America, the majority of seed is marketed through independent sales representatives. In areas outside the traditional corn belt, seed products are often marketed through dealers and distributors who handle other agricultural supplies. The Company's products are marketed outside North America through a network of subsidiaries, joint ventures, and independent producer-distributors.

DUPONT ALLIANCE

     On August 6, 1997, the Company and DuPont agreed to three integrated transactions involving (1) a research alliance between the two companies; (2) the formation of a joint venture to exploit business opportunities in quality grain traits; and (3) an investment by DuPont in the Company under which DuPont acquired a 20% equity interest in the Company. Pursuant to the research alliance, the Company and DuPont have agreed to a research alliance and collaboration to take advantage of the two companies' respective expertise and technology and know-how concerning quality grain traits, agronomic traits, industrial use traits, genomics and enabling technology for developing seed, grain, grain products, plant materials and other crop improvement products. The Company and DuPont also have established a commercial joint venture called Optimum Quality Grains, L.L.C. (the "Joint Venture"), in which each party owns a 50% interest, which will seek to create, maximize and capture value for quality traits in seed, grain, grain products and plant materials delivered through corn, soybeans and other selected oil seeds. A key component of the Joint Venture is the Preferred Seed Support Agreement between the Joint Venture and the Company. The Joint Venture is not in the seed business and will look to the Company to be the Joint Venture's preferred worldwide provider and preferred marketer of quality trait seeds pursuant to the Preferred Seed Support Agreement.

RESEARCH AND PRODUCT DEVELOPMENT

     The Company's research and product development activities are directed at products with significant market potential. The Company believes it possesses the largest proprietary pool of germplasm in the world from which to develop new seed products. The Company's seed research is done through classical plant breeding and biotechnology techniques. Prior to commercial sale, each potential product passes through four- to five-year testing cycles during which it is tested in a range of soil types, stresses and climatic conditions.

     During the three fiscal years ended August 31, 1998, the Company expended the following amounts on research and product development:

                YEARS ENDED AUGUST 31,                    1998      1997      1996
                ----------------------                    ----      ----      ----
                                                               (IN MILLIONS)
Corn..................................................    $110      $101      $ 90
Soybean...............................................      14        14        12
Other Products........................................      31        31        34
                                                          ----      ----      ----
                                                          $155      $146      $136
                                                          ====      ====      ====

     Integrating new technology is essential to crop genetic improvements. Currently, the Company manages more than 2,000 research agreements, over 200 of which are collaborations with entities specializing in technology that the Company believes help improve its core germplasm base. Existing agreements, together with a growing number of new associations and collaborations, have enabled the Company to be a leader in understanding the functions of important genes in crops such as corn and soybeans. The Company's objective is to continue to develop that understanding while improving its ability to incorporate these genes more efficiently into commercial products.

PATENTS, TRADEMARKS, AND TECHNOLOGY

     The Company owns and controls its inbreds and varieties by means of intellectual property rights, including, but not limited to, patents, trademarks, licenses, trade secrets, and plant variety protection certificates. Within the United States, these rights essentially prohibit other parties from making, using, selling, importing, or exporting seed produced from the Company's inbreds and varieties until such protection expires, usually well after the useful life of the inbred or variety. Outside the United States, the level of protection afforded varies from country to country according to local laws and international agreements. As of August 31, 1998, the Company held over 250 domestic and 300 foreign patents and had over 900 patent applications pending on new technologies and products moving toward commercialization.

RISK FACTORS IN THE BUSINESS

     The annual volume of seed sold and related profit can be significantly affected by forces beyond the Company's control. Some of these factors are government programs/approvals, weather, and commodity prices. Government programs can affect, among other things, crop acreage and commodity prices. Government regulatory approvals can affect the timing of bringing new products to market. Weather and other factors can affect commodity prices, product performance, the Company's seed field yields, and planting decisions by customers which ultimately can impact acreage. Commodity prices impact the Company's pricing opportunities, selling strategies, and collection practices.

     Intellectual property positions are becoming increasingly important within the agricultural seed industry as genetically engineered products become a larger part of the product landscape. It is likely that no one company will own all patent rights within the industry for certain recent technology advancements.

     The competitive landscape in the seed genetics business continues to change as many chemical companies work to transform themselves into higher-value life sciences companies. The Company is unable to predict what effect the consolidations in the industry will have on pricing opportunities, selling strategies, intellectual property, or earnings.

     Operating as a global company exposes the Company to the risks resulting from currency fluctuations. The Company has policies in place to help manage this risk. Product performance against the competition will continue to be the key driver of long-term success for the Company. While the Company has been able to develop products that consistently out-perform the competition, rapid change in technology and customer preference may result in short product life cycles. Speed to market with new, higher-value, products will be increasingly important.

EMPLOYEES

     As of August 31, 1998, the Company employed approximately 5,000 people worldwide, of which approximately 1,000 were engaged in research and development. The Company believes relations with its employees to be good.

                            DESCRIPTION OF THE NOTES

     The Notes will be issued under an Indenture to be dated as of January 15, 1999 (the "Indenture"), between the Company and Chase Manhattan Trust Company, National Association, as trustee for the Notes (the "Trustee"). The Indenture is subject to and is governed by the Trust Indenture Act of 1939, as amended (the "TIA"), and the terms of the Notes include those made part of the Indenture by reference to the TIA as in effect on the date of the Indenture. The following is a summary of certain provisions of the Notes and the Indenture. The following description does not purport to be complete and is subject to, and qualified in its entirety by, reference to the TIA and all the provisions of the Notes and the Indenture, including the definitions stated therein. Definitions relating to certain capitalized terms are set forth under "Certain Definitions" and throughout this description. Terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture and such definitions are incorporated herein by reference.

GENERAL

     The Notes will be senior, unsecured obligations of the Company, will be limited to $200 million aggregate principal amount and, unless previously redeemed or repurchased, will mature on January 15, 2009. The Notes will bear interest at the rate per annum shown on the front cover of this prospectus from January 15, 1999 or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on January 15 and July 15 of each year, commencing July 15, 1999, to the Person in whose name a Note (or any predecessor Note) is registered at the close of business on the preceding January 1 or July 1, as the case may be.

     Principal of, premium, if any, and interest on the Notes will be payable, and the Notes will be transferable at the corporate trust office or agency of the Trustee in The City of New York maintained for such purposes at 55 Water Street, Room 234, North Building, New York, New York 10041. No service charge will be made for the transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

     The Notes will be issued in fully registered form without coupons, in denominations of $1,000 or integral multiples thereof.

     The Indenture does not provide for any debt covenants that would afford Holders any protection in the event of a highly leveraged transaction involving, or a change in control of, the Company.

RESTRICTED AND UNRESTRICTED SUBSIDIARIES

     The various restrictive provisions of the Indenture applicable to the Company and its Restricted Subsidiaries do not apply to Unrestricted Subsidiaries. The assets and liabilities of Unrestricted Subsidiaries, and investments by the Company in any Unrestricted Subsidiary, are not consolidated with those of the Company and its Restricted Subsidiaries in calculating Consolidated Net Tangible Assets under the Indenture. "Unrestricted Subsidiaries" are those Subsidiaries which are designated as Unrestricted Subsidiaries by the Board of Directors from time to time pursuant to the Indenture and Subsidiaries of Unrestricted Subsidiaries. "Restricted Subsidiary" means any Subsidiary which owns or leases a Principal Property and any other Subsidiary which has not been designated an Unrestricted Subsidiary. "Principal Property" means any real or personal property owned or leased by the Company or any Subsidiary, the net book value of which on the date as of which the determination is being made exceeds 2% of the Consolidated Net Tangible Assets of the Company and its Restricted Subsidiaries, provided that Principal Property shall not include any real or personal property owned or leased by the Company or any Subsidiary which the Company's Board of Directors has in good faith determined pursuant to a written resolution is not material, either singly or together with all other real and personal property owned or leased by all Unrestricted Subsidiaries, to the Company and its Subsidiaries, taken as a whole.

RANKING

     The indebtedness evidenced by the Notes will rank pari passu in right of payment with all other senior, unsecured indebtedness of the Company, but will be effectively subordinated to indebtedness of the Company's subsidiaries. In addition, the indebtedness evidenced by the Notes will be effectively subordinated to any senior, secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness.

OPTIONAL REDEMPTION

     The Notes will be redeemable, as a whole or in part, at the option of the Company at any time, at a redemption price (a "Redemption Price") equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (the "Redemption Date") on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus, in each case, accrued interest thereon to the Redemption Date.

     "Treasury Rate" means, with respect to any Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

     "Comparable Treasury Price" means, with respect to any Redemption Date, (A) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York time, on the third Business Day preceding such Redemption Date.

     "Reference Treasury Dealer" means each of Lazard Freres & Co. LLC, Chase Securities Inc. and two other primary U.S. Government securities dealers in The City of New York to be selected by the Company, and their respective successors.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each Holder of Notes to be redeemed.

     Unless the Company defaults in payment of the Redemption Price on and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption.

     If less than all of the Notes are to be redeemed, the Trustee will select the Notes to be redeemed on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate. The Trustee may select for redemption Notes and portions of Notes in amounts of whole multiples of $1,000.

BOOK-ENTRY DELIVERY AND FORM

  GLOBAL NOTES

     Except as set forth below, the Notes will initially be issued in the form of one or more registered Notes in global form (the "Global Notes"). Each Global Note will be deposited on the date of the closing of the sale of the Notes with, or on behalf of, The Depository Trust Company ("DTC" or the "Depositary") and registered in the name of Cede & Co., as nominee of DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" with the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

     The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants designated by the Underwriters with an interest in the applicable Global Notes and (ii) ownership of the Notes evidenced by the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records, maintained by the Depositary (with respect to Participants' interests), the Participants and the Indirect Participants. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes evidenced by the Global Notes will be limited to such extent.

     So long as the Depositary or it nominee is the registered owner of a Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Notes for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Notes in certificated form ("Certificated Notes"), and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a Person having a beneficial interest in Notes represented by a Global Note to pledge such interest to Persons or entities that do not participate in the Depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such Notes.

     Payments with respect to the principal of, premium, if any, and interest on, any Note represented by a Global Note registered in the name of the Depositary or its nominee, on the applicable record date will be payable by the Trustee to, or at the direction of, the Depositary or it nominee in its capacity as the registered holder of the Global Note representing such Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, or interest), or for immediately crediting the accounts of the relevant Participants with such payment, in amount proportionate to their respective holdings in principal amount of beneficial interests in the Global Note as shown on the records of the Depositary. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

  CERTIFICATED NOTES

     If (i) the Company notifies the Trustee in writing that the Depositary is unwilling, unable or ineligible to act as a depositary and the Company is unable to locate a qualified successor within 90 days, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in certificated form under the Indenture, or (iii) any Event of Default has occurred or is continuing, then, upon surrender by the Depositary of the applicable Global Notes, Certificated Notes will be issued to each Person that the Depositary identifies as the beneficial owner of the Notes represented by such Global Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such Person or Persons (or the nominee of any thereof), and cause the same to be delivered thereto.

     Neither the Company nor the Trustee shall be liable for any delay by the Depositary or any Direct Participant or Indirect Participant in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable. The Company will have no responsibility for the performance by the Depositary or its Participants of their respective obligations as described hereunder or under the rules and procedures governing their respective operations.

SAME-DAY FUNDS SETTLEMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. Payments in respect of Notes represented by Global Notes (including principal, premium, if any, and interest) will be made in immediately available funds to the accounts specified by the Depositary. With respect to Notes represented by Certificated Notes, the Company will make all payments of principal, premium, if any, and interest, by mailing a check to the registered address of each Holder. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

SINKING FUND

     The Notes will not be entitled to the benefit of any sinking fund.

CERTAIN COVENANTS

  LIMITATION ON LIENS

     The Company will not, and will not permit any Restricted Subsidiary of the Company to, incur any Lien upon property or assets of the Company or any Restricted Subsidiary of the Company to secure Indebtedness without making, or causing such Restricted Subsidiary to make, effective provision for securing the Notes equally and ratably with (or prior to) such Indebtedness as to such property for as long as such Indebtedness will be so secured unless such Indebtedness is subordinate in right of payment to the Notes, in which case the Notes will be secured prior to such Indebtedness as to such property for as long as such Indebtedness will be so secured.

     The foregoing restrictions will not apply to (a) Permitted Liens or (b) Liens securing Indebtedness if, after giving pro forma effect to the Incurrence of such Indebtedness (and the receipt and application of the proceeds therefrom) or the securing of outstanding Indebtedness, the sum of (without duplication)
(A) all Indebtedness (valued at the lesser of the outstanding obligation of such secured Indebtedness or the fair market value of the properties securing such Indebtedness) of the Company and its Restricted Subsidiaries secured by Liens (other than Permitted Liens) and (B) all Attributable Indebtedness (other than Attributable Indebtedness secured by Liens that are Permitted Liens under clause
(i) of the definition thereof or permitted under clause (ii) below under "Limitation on Sale and Leaseback Transactions") of the Company and its Restricted Subsidiaries in respect of

Sale and Leaseback Transactions, at the time of determination, does not exceed 15% of Consolidated Net Tangible Assets.

  LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

     The Company will not, and will not permit any Restricted Subsidiary of the Company to, enter into any Sale and Leaseback Transaction unless (i) the Company or such Restricted Subsidiary would be entitled to create a Lien securing Indebtedness in an amount equal to the Attributable Indebtedness with respect to such Sale and Leaseback Transaction without securing the Notes or (ii) the Company or such Restricted Subsidiary, within six months from the effective date of such Sale and Leaseback Transaction, applies to the voluntary defeasance, prepayment (in whole or in part) or retirement (excluding retirement of Notes and other Indebtedness ranking pari passu with the Notes as a result of conversion or pursuant to mandatory sinking fund or mandatory prepayment provisions or by payment at maturity) of Notes or other Indebtedness ranking senior to or pari passu with the Notes an amount equal to the Attributable Indebtedness in respect of such Sale and Leaseback Transaction.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company will not, in a single transaction or through a series of transactions, consolidate, amalgamate or combine with or merge with or into or, directly or indirectly, sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of its properties and assets to any Person or Persons, and the Company will not permit any of the Restricted Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in the sale, assignment, conveyance, lease, transfer or disposition of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries taken as a whole, to any Person or Persons, unless at the time and after giving effect thereto (a) either (i) the Company shall be the continuing Person in the case of a merger or consolidation or (ii) the resulting, surviving or transferee Person, if other than the Company (the "Successor Company"), shall be a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia and shall expressly assume by a supplemental indenture all of the obligations of the Company under the Notes and the Indenture, and in each case, the Indenture shall remain in full force and effect; (b) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default would occur or be continuing and the Company shall have delivered to the Trustee an officer's certificate to that effect; and (c) the Company or the Successor Company, as the case may be, shall have delivered to the Trustee an officer's certificate and an opinion of counsel stating that such transaction or series of transactions, and, if a supplemental indenture is required in connection with such transaction or series of transactions to effectuate such assumption, such supplemental indenture, complies with this covenant and that all conditions precedent in the Indenture relating to the transaction or series of transactions have been satisfied. Notwithstanding the foregoing, any Restricted Subsidiary may consolidate, amalgamate or combine with or merge with or into or, directly or indirectly, sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of its properties and assets to the Company or, subject to the condition set forth in clause (b) in the preceding sentence, to any other Restricted Subsidiary.

EVENTS OF DEFAULT AND REMEDIES

     The following events are "Events of Default" with respect to the Notes:

        (a) Default in the payment of any installment of interest on any Note as and when the same shall become due and payable and continuance of such default for a period of 30 days;

        (b) Default in the payment of all or any part of the principal or premium, if any, with respect to any Note as and when the same shall become due and payable, whether at maturity, upon redemption, by declaration, upon required purchase or otherwise;

        (c) Failure on the part of the Company to comply with the provisions of the Indenture relating to consolidations, mergers or sales of all or substantially all of its assets;

        (d) Failure on the part of the Company or any Restricted Subsidiary duly to observe or perform any other of the covenants or agreements on the part of the Company or any Restricted Subsidiary in the Indenture or the Notes continuing for a period of 60 days after the date on which written notice to the Company specifying such failure and requiring the Company or any Restricted Subsidiary to remedy the same shall have been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes at the time outstanding;

        (e) Indebtedness of the Company or any Restricted Subsidiary of the Company is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default, the total amount of such Indebtedness unpaid or accelerated exceeds $20 million at the time and such default remains uncured or such acceleration is not rescinded for 10 days;

        (f) Certain voluntary or involuntary events of bankruptcy, insolvency or reorganization of the Company or any of its "Significant Subsidiaries" (defined as any subsidiary of the Company that would be a "significant subsidiary" as defined in Rule 405 under the Securities Act as in effect on the date of the Indenture); and

        (g) Any final judgment or decree for the payment of money in excess of $20 million at the time is entered against the Company or any Significant Subsidiary of the Company by a court or courts of competent jurisdiction, which judgment is not covered by insurance, and is not discharged and either (A) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or (B) there is a period of 60 days following the entry of such judgment or decree during which such judgment or decree is not discharged, vacated, waived or the execution thereof stayed.

     If an Event of Default described in clause (a), (b), (c), (d), (e) or (g) above occurs and is continuing, unless the principal and interest with respect to the Notes shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare the principal amount of and interest on all the Notes due and payable immediately. If an Event of Default described in clause (f) above occurs, unless the principal and interest with respect to all the Notes have become due and payable, the principal amount of and interest on the Notes then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

     In the event of a declaration of acceleration because of an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) above shall be remedied or cured by the Company or the relevant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto.

     If an Event of Default occurs and is continuing, the Trustee shall be entitled and empowered to institute any action or proceeding for the collection of the sums so due and unpaid or to enforce the performance of any provision of the Notes or the Indenture, to prosecute any such action or proceeding to judgment or final decree, and to enforce any such judgment or final decree against the Company or any other obligor on the Notes. In addition, if there shall be pending proceedings for the bankruptcy or reorganization of the Company or if a receiver, trustee, or similar official shall have been appointed for its property, the Trustee shall be entitled and empowered to file and prove a claim for the whole amount of principal, premium, if any, and interest owing and unpaid with respect to the Notes. No Holder shall have any right to institute any action or proceeding upon or under or with respect to the Indenture, for the appointment of a receiver or trustee, or for any other remedy, unless (a) such Holder previously shall have given to the Trustee written notice of an Event of Default with respect to the Notes and of the continuance thereof, (b) the Holders of not less than 25% in aggregate principal amount of the outstanding Notes shall have made written request to the Trustee to institute such action or proceeding with respect to such Event of Default and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses, and liabilities to be incurred therein or thereby, and (c) the Trustee, for 60 days after its receipt of such notice, request, and offer of indemnity shall have failed to institute such action or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to the provisions of the Indenture.

     Prior to the acceleration of the maturity of the Notes, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may, on behalf of the holders of all Notes, waive any past default or Event of Default and its consequences for that series, except (a) a default in the payment of the principal, premium, if any, interest with respect to the Notes or
(b) a default with respect to a provision of the Indenture that cannot be amended without the consent of each Holder affected thereby. In case of any such waiver, such default shall cease to exist, any Event of Default arising therefrom shall be deemed to have been cured for all purposes, and the Company, the Trustee, and the Holders shall be restored to their former positions and rights under the Indenture.

     The Trustee shall, within 90 days after the occurrence of a default known to it with respect to the Notes, give to the Holders notice of all uncured defaults with respect to the Notes known to it, unless such defaults shall have been cured or waived before the giving of such notice; provided, however, that except in the case of default in the payment of principal, premium, if any, or interest with respect to the Notes, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders.

MODIFICATION OF THE INDENTURE

     The Company and the Trustee may enter into supplemental Indentures without the consent of the Holders for one or more of the following purposes:

        (a) To evidence the succession of another Person to the Company pursuant to the provisions of the Indenture relating to consolidations, amalgamations, combinations, mergers, and sales of assets and the assumption by such successor of the covenants, agreements, and obligations of the Company in the Indenture and in the Notes;

        (b) To surrender any right or power conferred upon the Company by the Indenture, to add to the covenants of the Company such further covenants, restrictions, conditions, or provisions for the protection of the Holders as the Board of Directors of the Company shall consider to be for the protection of the Holders, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions, or provisions a default or an Event of Default under the Indenture (provided, however, that with respect to any such additional covenant, restriction, condition, or provision, such supplemental Indenture may provide for a period of grace after default, which may be shorter or longer than that allowed in the case of other defaults, may provide for an immediate enforcement upon such default, may limit the remedies available to the Trustee upon such default, or may limit the right of Holders of a majority in aggregate principal amount of the Notes to waive such default);

        (c) To cure any ambiguity or to correct or supplement any provision contained in the Indenture, in any supplemental Indenture, or in the Notes that may be defective or inconsistent with any other provision contained therein, to convey, transfer, assign, mortgage, or pledge any property to or with the Trustee, or to make such other provisions in regard to matters or questions arising under the Indenture as shall not adversely affect the interests of any Holders;

        (d) To modify or amend the Indenture in such a manner as to permit the qualification of the Indenture or any supplemental Indenture under the Trust Indenture Act as then in effect;

        (e) To comply with the provisions of the Indenture relating to consolidations, amalgamations, combinations, mergers, and sales of assets;

        (f) To add guarantees with respect to the Notes or to secure the Notes;

        (g) To make any change that does not adversely affect the rights of any Holder; and

        (h) To evidence and provide for the acceptance of appointment by a successor or separate Trustee with respect to the Notes and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the Indenture by more than one Trustee.

     With the consent of the Holders of a majority in aggregate principal amount of the outstanding Notes, the Company and the Trustee may from time to time and at any time enter into a supplemental Indenture for the purpose of adding any provisions to, changing in any manner, or eliminating any of the provisions of the Indenture or of any supplemental Indenture or modifying in any manner the rights of the Holders; provided, however, that without the consent of the Holders of each Note so affected, no such supplemental Indenture shall (a) reduce the percentage in principal amount of Notes whose Holders must consent to an amendment, (b) reduce the rate of or extend the time for payment of interest on the Notes or reduce the amount of any payment of interest on the Notes, (c) reduce the principal of or extend the Stated Maturity of the Notes, (d) reduce the premium payable upon the redemption of the Notes or change the time at which the Notes may or shall be redeemed, (e) make the Notes payable in a currency other than U.S. dollars, (f) release any security that may have been granted with respect to the Notes, or (g) make any change in the provisions of the Indenture relating to waivers of defaults or amendments that require unanimous consent.

SATISFACTION AND DISCHARGE OF THE INDENTURE; DEFEASANCE

     The Indenture shall generally cease to be of any further effect with respect to the Notes if (a) the Company has delivered to the Trustee for cancellation all the Notes (with certain limited exceptions) or (b) all Notes not theretofore delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year, and the Company shall have deposited with the Trustee as trust funds the entire amount sufficient (in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee) without consideration of any reinvestment and after payment of all taxes or other charges and assessments in respect thereof payable by the Trustee, to pay at maturity or upon redemption all such Notes and any interest thereon, no default with respect to the Notes has occurred and is continuing on the date of such deposit, such deposit does not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Company is a party and the Company delivers to the Trustee an officers' certificate and opinion of counsel each stating that such conditions have been complied with (and if, in either case, the Company shall also pay or cause to be paid all other sums payable under the Indenture by the Company).

     In addition, the Company shall have a "legal defeasance option" (pursuant to which it may terminate, with respect to the Notes, all of its obligations under the Notes and the Indenture) and a "covenant defeasance option" (pursuant to which it may terminate, with respect to the Notes, its obligations with respect to the Notes under certain specified covenants contained in the Indenture). If the Company exercises its legal defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an Event of Default related to the specified covenants.

     The Company may exercise its legal defeasance option or its covenant defeasance option with respect to the Notes if (a) the Company irrevocably deposits in trust with the Trustee cash or U.S. Government Obligations (as defined in the Indenture) for the payment of principal, premium, if any, and interest with respect to the Notes to maturity or redemption, as the case may be, (b) the Company delivers to the Trustee a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal, premium, if any, and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal, premium, if any, and interest when due with respect to all the Notes to maturity or redemption, as the case may be, (c) 91 days pass after the deposit is made and during the 91-day period no default described in clause (f) under " -- Events of Default and Remedies" with respect to the Company occurs that is continuing at the end of such period, (d) no Default or Event of Default has occurred and is continuing on the date of such deposit and after giving effect thereto, (e) the deposit does not constitute a default under the Indenture or any other agreement binding on the Company, (f) the Company delivers to the Trustee an opinion of counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified or exempt as, a regulated investment company under the Investment Company Act of 1940, as amended, (g) the Company delivers to the Trustee an opinion of counsel addressing certain Federal income tax matters relating to the defeasance, and (h) the Company delivers to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes as contemplated by the Indenture have been complied with.

     The Trustee shall hold in trust cash or U.S. Government Obligations deposited with it as described above and shall apply the deposited cash and the proceeds from deposited U.S. Government Obligations to the payment of principal, premium, if any, and interest with respect to the Notes.

THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee thereunder will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture and the provisions of the TIA incorporated by reference therein contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided however, that if it acquires any conflicting interest (as defined in the Indenture) it must eliminate such conflict or resign.

GOVERNING LAW

     The Indenture and the Notes will be governed by the laws of the State of New York, without regard to the principles of conflicts of law.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for a full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

     "Attributable Indebtedness" is defined to mean, when used in connection with a Sale and Leaseback Transaction referred to in the "Limitation on Sale and Leaseback Transactions" covenant described above, at any date of determination, the present value (discounted according to GAAP at the cost of indebtedness implied in the lease) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

     "Board of Directors" is defined to mean either the Board of Directors of the Company or any duly authorized committee or subcommittee of such Board, except as the context may otherwise require.

     "Business Day" is defined to mean any day that is not a Saturday, a Sunday or a day on which banking institutions or trust companies in New York City are authorized or obligated by law to close.

     "Capital Stock" is defined to mean, with respect to any Person, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests (including partnership interests) in (however designated) the equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

     "Capitalized Lease Obligation" is defined to mean, as applied to any Person, any obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP; and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Common Stock" of any Person is defined to mean capital stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Consolidated Net Tangible Assets" is defined to mean, as of any date, the total amount of assets of the Company and its Restricted Subsidiaries on a consolidated basis at the end of the fiscal quarter immediately preceding such date, as determined in accordance with GAAP, less (i) Intangible Assets and (ii) appropriate adjustments on account of minority interests of other Persons holding equity investments in Restricted Subsidiaries, in the case of each of clauses (i) and (ii) above as reflected on the consolidated balance sheet of the Company and its Restricted Subsidiaries as of the end of the fiscal quarter immediately preceding such date.

     "Exchange Act" is defined to mean the United States Securities Exchange Act of 1934, as amended.

     "GAAP" is defined to mean generally accepted accounting principles in the United States of America as in effect on the Issue Date.

     "Hedging Obligations" of any Person is defined to mean the obligations of such Person pursuant to any interest rate protection agreement, currency exchange protection agreement, commodity price protection agreement or other similar agreement.

     "Holder" is deemed to mean the registered holder of any Note.

     "Incur" is defined to mean, issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary. The terms "Incurred," "Incurrence" and "Incurring" shall each have a correlative meaning.

     "Indebtedness" is defined to mean, with respect to any Person at any date of determination (without duplication), indebtedness for borrowed money or indebtedness evidenced by bonds, notes, debentures or other similar instruments given to finance the acquisition of any businesses, properties or assets of any kind (including, without limitation, capital stock or other equity interests in any Person).

     "Intangible Assets" is defined to mean all unamortized debt discount and expense, unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, write-ups of assets over their carrying value at the end of the last fiscal quarter ended prior to the Issue Date or the date of acquisition, if acquired subsequent thereto, and all other items which would be treated as intangibles on the consolidated balance sheet of the Company and its Restricted Subsidiaries prepared in accordance with GAAP.

     "Issue Date" is defined to mean the date on which the Notes are originally issued under the Indenture.

     "Lien," with respect to any property or assets, is defined to mean any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing), but not including the interest of a lessor under a lease that is an operating lease under GAAP.

     "Permitted Liens" is defined to mean, with respect to any Person, (a) Liens existing on or provided for under the terms of agreements existing on the Issue Date; (b) Liens on property at the time the Company or any of its Restricted Subsidiaries acquired the property or the entity owning such property, including any acquisition by means of a merger, amalgamation, combination or consolidation with or into the Company; provided, however, that any such Lien may not extend to any other property owned by the Company or any of its Restricted Subsidiaries; (c) Liens on accounts receivable, inventory or containers, returnable packaging cases to secure working capital or revolving credit indebtedness incurred in the ordinary course of business; (d) Purchase Money Liens and Liens arising in connection with Capitalized Lease Obligations that do not arise in connection with Sale and Leaseback Transactions; (e) Liens securing only Indebtedness of a Wholly-Owned Restricted Subsidiary of the Company to the Company or one or more Wholly-Owned Restricted Subsidiaries of the Company; (f) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of the Company or any of its Restricted Subsidiaries; (g) legal or equitable encumbrances deemed to exist by reason of negative pledges; (h) Liens on property or shares of stock of another Person at the time such other Person becomes a Restricted Subsidiary of such Person; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming such a Restricted Subsidiary of such Person; provided further, however, that such Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries; (i) Liens arising in connection with Capitalized Lease Obligations in Sale and Leaseback Transactions with respect to which the Attributable Indebtedness outstanding at any time shall not exceed $25 million in the aggregate; and (j) Liens to secure any refinancing, refunding, extension, substitution, renewal or replacement (or successive refinancings, refundings, extensions, substitutions, renewals or replacements), as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (a) through (h); provided, however, that (i) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on or to such property) and (ii) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (a) through (h) at the time the original Lien became a Permitted Lien under this Indenture and (B) any amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, removal or replacement.

     "Person" is defined to mean any individual, corporation, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof.

     "Preferred Stock" is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or nonvoting) of such Person's preferred or preference stock, whether now outstanding or issued after the date of the Indenture, including, without limitation, all series and classes of such preferred or preference stock.

     "Purchase Money Lien" is defined to mean a Lien on property securing Indebtedness Incurred by the Company or any of its Restricted Subsidiaries to provide funds for all or any portion of the cost of acquiring, constructing, altering, expanding, improving or repairing such property or assets used in connection with such property.

     "Related Person" of any Person is defined to mean any other Person that owns, or any controlling Affiliate of any other Person that owns, (a) 5% or more of the outstanding Common Stock of such Person or (b) 5% or more of the Voting Stock of such Person.

     "Sale and Leaseback Transaction" of any Person is defined to mean an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 180 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The Stated Maturity of such arrangement will be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty. Notwithstanding the foregoing, neither (a) a transaction involving a lease with a term of less than three years or (b) a transaction between the Company and a Restricted Subsidiary of the Company or between Restricted Subsidiaries of the Company shall be deemed a Sale and Leaseback Transaction.

     "Securities Act" is defined to mean the Securities Act of 1933, as amended.

     "Stated Maturity" is defined to mean, when used with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

     "Subsidiary" is defined to mean, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person, or (iii) one or more Subsidiaries of such Person.

     "Voting Stock" is defined to mean Capital Stock of any class or kind ordinarily having the power to vote for the election of directors of the Company.

     "Wholly-Owned Restricted Subsidiary" is defined to mean, with respect to any Person, any Restricted Subsidiary of such Person if all of the Common Stock or other similar equity ownership interests (but not including Preferred Stock) in such Restricted Subsidiary (other than any directors' qualifying shares or shares issued to Persons to comply with local laws) is owned directly or indirectly by such Person.

                                  UNDERWRITING

     Under the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase from the Company, the respective principal amount of Notes set forth opposite its name below:

                                                                 PRINCIPAL
                                                                   AMOUNT
                        UNDERWRITER                               OF NOTES
                        -----------                             ------------
Lazard Freres & Co. LLC.....................................    $100,000,000
Chase Securities Inc........................................     100,000,000
                                                                ------------
          Total.............................................    $200,000,000
                                                                ============

     The Underwriting Agreement provides that the several obligations of the Underwriters to pay for and accept delivery of the Notes offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to purchase all Notes if any are purchased.

     The Company has been advised by the Underwriters that the Underwriters propose initially to offer the Notes offered hereby directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of 0.400% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.250% of the amount of the Notes to other Underwriters or to certain other dealers. After this offering, the public offering price and such concessions may be changed by the Underwriters.

     The expenses of this offering (exclusive of Underwriters' discount) are estimated at $400,000 and are payable by the Company.

     The Notes are a new issue of securities with no established trading market. The Notes have been approved for listing on the New York Stock Exchange under the symbol "PHB 09", subject to official notice of issuance. In the event the Notes are not so listed, the Underwriters have indicated that they intend to make a market in the Notes, subject to applicable laws and regulations. However, the Underwriters are not obligated to do so and any such market making may be discontinued at any time, without notice, at their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the Notes.

     The Company has agreed that, subject to certain limited exceptions, during the period beginning on the date of this prospectus and continuing to and including the date 90 days after the date of this prospectus, it will not offer, sell, contract to sell, or otherwise dispose of any securities of the Company that are substantially similar to the Notes without the prior written consent of the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     In connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market prices of the Notes at levels above those which might otherwise prevail in the open market. Such transactions may be effected on the New York Stock Exchange or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

     Lazard Freres & Co. LLC and Chase Securities Inc. and their affiliates have engaged and may, in the future, engage in various general financing and banking transactions with the Company and its affiliates.

                                    EXPERTS

     The consolidated financial statements and schedule of Pioneer Hi-Bred International, Inc. and subsidiaries as of August 31, 1998 and 1997, and for each of the years in the three-year period ended August 31, 1998, have been included herein and/or incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, included herein and/or incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     Baker & Hostetler LLP, Cincinnati, Ohio, will pass upon the legality of the Notes offered hereby for the Company. Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York, will pass upon certain legal matters for the Underwriters. Fried, Frank, Harris, Shriver & Jacobson from time to time performs legal services for the Company. Baker & Hostetler LLP may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson. Fried, Frank, Harris, Shriver & Jacobson may rely as to matters of Iowa law upon the opinion of Leon R. Shearer, Vice President and General Counsel for the Company.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Information regarding the operation of the Public Reference Section of the Commission may be obtained by calling the Commission at 1 (800) SEC-6330. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that submit electronic filings to the Commission. Such material may also be inspected and copied at the offices of the New York Stock Exchange, on which the Common Stock of the Company is listed, at 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Act, with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Notes offered by this Prospectus, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; and with respect to each such contract, agreement or other document filed, or incorporated by reference, as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1998, as amended by Form 10-K/A dated December 18, 1998; and

     2. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1998, dated January 7, 1999.

     All documents filed by the Company pursuant to Sections 13 (a), 13 (c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all documents which have been incorporated by reference herein, other than exhibits to such documents which are not specifically incorporated by reference therein. Requests should be directed to Pioneer Hi-Bred International, Inc., Attn: William J. DeMeulenaere, 800 Capital Square, 400 Locust Street, Des Moines, Iowa 50309 (Telephone: (515) 248-4800).

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Independent Auditors' Report................................    F-2
Consolidated Balance Sheets as of August 31, 1998 and
  1997......................................................    F-3
Consolidated Statements of Income for the years ended August
  31, 1998, 1997 and 1996...................................    F-4
Consolidated Statements of Cash Flows for the years ended
  August 31, 1998, 1997 and 1996............................    F-5
Consolidated Statements of Shareholders' Equity for the
  years ended August 31, 1998, 1997 and 1996................    F-6
Notes to Consolidated Financial Statements..................    F-8
Consolidated Condensed Balance Sheets -- November 30, 1998,
  August 31, 1998 and November 30, 1997.....................    F-21
Consolidated Condensed Statements of Operations -- Three
  Months Ended November 30, 1998 and 1997...................    F-22
Consolidated Condensed Statements of Cash Flows -- Three
  Months Ended November 30, 1998 and 1997...................    F-23
Notes to Consolidated Condensed Financial Statements........    F-24

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders
Pioneer Hi-Bred International, Inc.:

     We have audited the accompanying consolidated balance sheets of Pioneer Hi-Bred International, Inc. and subsidiaries as of August 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended August 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Hi-Bred International, Inc. and subsidiaries as of August 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 1998, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Des Moines, Iowa
September 18, 1998

              PIONEER HI-BRED INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                   AUGUST 31,
                                                               ------------------
                                                                1998        1997
                                                               ------      ------
                                                                 (IN MILLIONS)

ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................   $   86      $   97
  Receivables
    Trade...................................................      346         256
    Other...................................................       54          45
  Inventories...............................................      481         440
  Deferred income taxes.....................................       69          57
  Other current assets......................................        3           6
                                                               ------      ------
         Total current assets...............................   $1,039      $  901
                                                               ------      ------
LONG-TERM ASSETS............................................   $   47      $   93
                                                               ------      ------
PROPERTY AND EQUIPMENT
  Land and land improvements................................   $   66      $   64
  Buildings.................................................      387         377
  Machinery and equipment...................................      580         539
  Construction in progress..................................       63          60
                                                               ------      ------
                                                               $1,096      $1,040
  Less accumulated depreciation.............................      520         495
                                                               ------      ------
                                                               $  576      $  545
                                                               ------      ------
INTANGIBLES.................................................   $   55      $   64
                                                               ------      ------
                                                               $1,717      $1,603
                                                               ======      ======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term borrowings.....................................   $   76      $   91
  Current maturities of long-term debt......................       14           6
  Accounts payable, trade...................................       81          85
  Accrued compensation......................................       61          60
  Income taxes payable......................................       46          26
  Other.....................................................       67          61
                                                               ------      ------
         Total current liabilities..........................   $  345      $  329
                                                               ------      ------
LONG-TERM DEBT..............................................   $    5      $   19
                                                               ------      ------
DEFERRED ITEMS
  Retirement benefits.......................................   $   94      $   80
  Income taxes..............................................       19          20
                                                               ------      ------
                                                               $  113      $  100
                                                               ------      ------
CONTINGENCIES
MINORITY INTEREST IN SUBSIDIARIES...........................   $    7      $    7
                                                               ------      ------
SHAREHOLDERS' EQUITY
  Capital stock
    Preferred, authorized 10,000,000 shares; issued none....   $   --      $   --
    Common, $1 par value; authorized 600,000,000 shares;
      issued 1998 -- 229,945,014 shares; 1997 -- 278,846,889
      shares................................................      230          93
    Class B common, $1 stated value; authorized 120,000,000
      shares; issued 1998 -- 49,333,758 shares;
      1997 -- none..........................................       49          --
  Additional paid-in capital................................      246          43
  Retained earnings.........................................    1,428       1,436
  Unrealized (loss) gain on available-for-sale securities,
    net.....................................................       (2)         19
  Cumulative translation adjustment.........................      (44)        (26)
                                                               ------      ------
                                                               $1,907      $1,565
  Less
    Cost of common shares acquired for the treasury,
      1998 -- 38,951,380 shares; 1997 -- 32,178,084
      shares................................................     (631)       (393)
    Unearned compensation...................................      (29)        (24)
                                                               ------      ------
                                                               $1,247      $1,148
                                                               ------      ------
                                                               $1,717      $1,603
                                                               ======      ======

See Notes to Consolidated Financial Statements.

              PIONEER HI-BRED INTERNATIONAL, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                      YEARS ENDED AUGUST 31,
                                                              ---------------------------------------
                                                                1998           1997           1996
                                                              ---------      ---------      ---------
                                                              (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Net sales...................................................   $1,835         $1,784         $1,721
                                                               ------         ------         ------
Operating costs and expenses
  Cost of goods sold........................................   $  789         $  771         $  727
  Research and product development..........................      155            146            136
  Selling...................................................      395            374            382
  General and administrative................................      137            130            129
                                                               ------         ------         ------
                                                               $1,476         $1,421         $1,374
                                                               ------         ------         ------
  Operating income..........................................   $  359         $  363         $  347
Investment income...........................................       45             22             22
Interest expense............................................      (13)            (8)           (11)
Net exchange and other gains (losses).......................       16             (4)            (4)
                                                               ------         ------         ------
  Income before items below.................................   $  407         $  373         $  354
Provision for income taxes..................................     (134)          (127)          (127)
Minority interest and other.................................       (3)            (3)            (4)
                                                               ------         ------         ------
  Net income................................................   $  270         $  243         $  223
                                                               ======         ======         ======

Preferred stock dividend....................................   $    9         $   --         $   --
Net income available to common shareholders.................   $  261         $  243         $  223
Net income per common share
  Basic.....................................................   $ 1.13         $  .98         $  .89
  Diluted...................................................   $ 1.08         $  .98         $  .89
Average shares outstanding
  Basic.....................................................    231.5          246.9          249.5
  Diluted...................................................    250.3          247.5          249.8

See Notes to Consolidated Financial Statements.

              PIONEER HI-BRED INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEARS ENDED AUGUST 31,
                                                              -----------------------------
                                                               1998        1997       1996
                                                              -------      -----      -----
                                                                      (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income................................................  $   270      $ 243      $ 223
  Noncash items included in net income
     Depreciation and amortization..........................       90         89         77
     Provision for doubtful accounts........................        6          6          5
     Gain on disposal of assets.............................      (24)        (5)        (4)
     Other noncash items, net...............................       (5)         7          1
  Change in assets and liabilities, net
     Receivables............................................     (108)       (77)       (46)
     Inventories............................................      (62)       (72)        43
     Accounts payable and accrued expenses..................        4         (4)        61
     Income taxes payable...................................       20        (38)        40
     Other assets and liabilities...........................       49         27        (11)
                                                              -------      -----      -----
     Net cash provided by operating activities..............  $   240      $ 176      $ 389
                                                              -------      -----      -----
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of assets..............................  $    50      $  29      $  15
  Capital expenditures......................................     (119)      (127)      (116)
  Technology investments....................................       (9)       (24)       (48)
  Other, net................................................      (12)        (7)         5
                                                              -------      -----      -----
     Net cash used in investing activities..................  $   (90)     $(129)     $(144)
                                                              -------      -----      -----
CASH FLOWS FROM FINANCING ACTIVITIES
  Net short-term borrowings (payments)......................  $    (7)     $  81      $ (42)
  Proceeds from long-term borrowings........................        1         --          1
  Principal payments on long-term borrowings................       (6)       (11)       (55)
  Purchase of common stock..................................   (1,756)       (25)       (62)
  Issuance of common and convertible preferred stock........    1,706         --         --
  Cash dividends paid.......................................      (92)       (79)       (69)
                                                              -------      -----      -----
     Net cash used in financing activities..................  $  (154)     $ (34)     $(227)
                                                              -------      -----      -----
Effect of foreign currency exchange rate changes on cash and
  cash equivalents..........................................  $    (7)     $ (15)     $  (3)
                                                              -------      -----      -----
     Net increase (decrease) in cash and cash equivalents...  $   (11)     $  (2)     $  15
Cash and cash equivalents, beginning........................       97         99         84
                                                              -------      -----      -----
CASH AND CASH EQUIVALENTS, ENDING...........................  $    86      $  97      $  99
                                                              =======      =====      =====
SUPPLEMENTAL CASH FLOW INFORMATION
  Cash payments
     Interest...............................................  $    12      $   7      $  14
     Income taxes...........................................  $   129      $ 158      $  93
  Noncash investing and financing activities
     Technology investments acquired by the issuance of
       long-term debt and the assumption of liabilities.....  $    --      $  10      $  20

See Notes to Consolidated Financial Statements.

              PIONEER HI-BRED INTERNATIONAL, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                  YEARS ENDED AUGUST 31,
                                                              ------------------------------
                                                               1998        1997        1996
                                                              ------      ------      ------
                                                                      (IN MILLIONS)
PREFERRED STOCK
  Balance, beginning........................................  $   --      $   --      $   --
     Issuance of 164,446 shares.............................      16          --          --
     Conversion of 164,446 shares to Class B common stock...     (16)         --          --
                                                              ------      ------      ------
  Balance, ending...........................................  $   --      $   --      $   --
                                                              ------      ------      ------
COMMON STOCK
  Balance, beginning........................................  $   93      $   93      $   93
     Issuance for restricted stock plan: (1998 -- 496,266
       shares; 1997 -- 766,155 shares; 1996 -- none)........      --          --          --
     Issuance of 153,296,674 shares in connection with a
       three-for-one stock split effected in the form of a
       200% stock dividend..................................     153          --          --
     Repurchase of common stock (1998 -- 49,398,135 shares;
       1997 and 1996 -- none)...............................     (16)         --          --
                                                              ------      ------      ------
  Balance ending............................................  $  230      $   93      $   93
                                                              ------      ------      ------
CLASS B COMMON STOCK
  Balance, beginning........................................  $   --      $   --      $   --
     Conversion of preferred shares.........................      16          --          --
     Issuance of 32,889,172 shares in connection with a
       three-for-one stock split effected in the form of a
       200% stock dividend..................................      33          --          --
                                                              ------      ------      ------
  Balance, ending...........................................  $   49      $   --      $   --
                                                              ------      ------      ------
ADDITIONAL PAID-IN CAPITAL
  Balance, beginning........................................  $   43      $   23      $   18
     Common stock issued from treasury for restricted stock
       plan.................................................      --          18           3
     Common stock issued for restricted stock plan..........      17          --          --
     Issuance of common and preferred stock.................   1,690          --          --
     Repurchase of common stock.............................  (1,507)         --          --
     Tax benefits related to restricted stock plan..........       3           2           2
                                                              ------      ------      ------
  Balance, ending...........................................  $  246      $   43      $   23
                                                              ------      ------      ------
RETAINED EARNINGS
  Balance, beginning........................................  $1,436      $1,272      $1,118
     Net income.............................................     270         243         223
     Cash dividends on common stock (1998 -- $.37 per share;
       1997 -- $.32 per share; 1996 -- $.28 per share)......     (83)        (79)        (69)
     Cash dividends on preferred stock (1998 -- $52.00 per
       share; 1997 and 1996 -- none)........................      (9)         --          --
     Three-for-one stock split in the form of a 200% stock
       dividend.............................................    (186)         --          --
                                                              ------      ------      ------
  Balance, ending...........................................  $1,428      $1,436      $1,272
                                                              ------      ------      ------
UNREALIZED (LOSS) GAIN ON AVAILABLE-FOR-SALE SECURITIES, NET
  Balance, beginning........................................  $   19      $   11      $   --
     Change in unrealized (loss) gain.......................     (21)          8          11
                                                              ------      ------      ------
  Balance, ending...........................................  $   (2)     $   19      $   11
                                                              ------      ------      ------

              PIONEER HI-BRED INTERNATIONAL, INC. AND SUBSIDIARIES

                                                                  YEARS ENDED AUGUST 31,
                                                              ------------------------------
                                                               1998        1997        1996
                                                              ------      ------      ------
                                                                      (IN MILLIONS)
CUMULATIVE TRANSLATION ADJUSTMENT
  Balance, beginning........................................  $  (26)     $   (3)     $    1
     Current translation adjustment.........................     (18)        (23)         (4)
                                                              ------      ------      ------
  Balance, ending...........................................  $  (44)     $  (26)     $   (3)
                                                              ------      ------      ------
TREASURY STOCK
  Balance, beginning........................................  $ (393)     $ (364)     $ (303)
     Purchase of common stock for the treasury
       (1998 -- 6,627,800 shares; 1997 -- 1,107,000 shares;
       1996 -- 3,446,700 shares)............................    (234)        (25)        (62)
     Common stock issued from (acquired for) the treasury:
       For restricted stock plan (1998 -- none;
          1997 -- 52,566 shares; 1996 -- 391,077 shares)....      --          --           4
       From restricted stock forfeitures and stock used to
          satisfy withholding taxes (1998 -- 199,843 shares;
          1997 -- 209,550 shares; 1996 -- 238,230 shares)...      (4)         (4)         (3)
                                                              ------      ------      ------
  Balance, ending...........................................  $ (631)     $ (393)     $ (364)
                                                              ------      ------      ------
UNEARNED COMPENSATION
  Balance, beginning........................................  $  (24)     $  (14)     $  (14)
     Net additions of common stock to restricted stock
       plan.................................................     (17)        (18)         (6)
     Amortization of unearned compensation..................      12           8           6
                                                              ------      ------      ------
  Balance, ending...........................................  $  (29)     $  (24)     $  (14)
                                                              ------      ------      ------
TOTAL SHAREHOLDERS' EQUITY AT YEAR END......................  $1,247      $1,148      $1,018
                                                              ======      ======      ======

See Notes to Consolidated Financial Statements.

              PIONEER HI-BRED INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     Nature of business -- The Company's business is the broad application of the science of genetics. Pioneer was founded in 1926 to apply newly discovered genetic techniques to hybridize corn. Today the Company develops, produces, and markets hybrids of corn, sorghum, and sunflowers; varieties of soybeans, alfalfa, wheat, and canola; and microorganisms useful in crop and livestock production. Approximately 90 percent of the Company's total net sales are from the sale of hybrid seed corn and soybean seed primarily within the regions of North America and Europe.

     Consolidation policy -- The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

     Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

     Cash equivalents -- The Company considers all liquid investments with a maturity at purchase of three months or less to be cash equivalents.

     Receivables -- Receivables are stated net of an allowance for doubtful accounts of $27 million and $23 million at August 31, 1998 and 1997, respectively.

     Inventories -- Inventories are valued at the lower of cost (first-in, first-out method) or market. Independent growers are contracted to produce the Company's finished seed inventory. In accordance with the contract, the Company compensates growers with bushel equivalents that can be marketed to the Company for the market price of grain for a period of time following harvest. The Company uses derivative instruments such as commodity futures and options that have a high correlation to the underlying commodity to hedge the commodity risk involved in compensating growers. Commodity contracts the Company enters into meet the criteria for hedge accounting and are accounted for on this basis. The Company regularly monitors its exposures and ensures that commodity contract amounts do not exceed the amounts of the underlying exposures. The Company does not hold or issue commodity contracts for trading purposes.

     It is the Company's policy to hedge commodity risk prior to setting the retail price of seed. The hedge position gains or losses are accounted for as inventory costs and expensed as cost of goods sold when the associated crop inventory is sold. In the event of early settlement of hedge contracts, gains or losses through that date continue to be deferred as a component of inventory. If the contract ceases to meet the specific criteria for use of hedge accounting, any deferred gains or losses through that date continue to be deferred; gains and losses after that date are recognized in income. Cash flows arising in respect to hedging transactions are recognized within the financial statements under cash flows from operating activities.

     Property and equipment -- Property and equipment is recorded at cost, net of an allowance for loss on plant closings of $3 million and $4 million at August 31, 1998 and 1997, respectively. Depreciation is computed primarily by the straight-line method over estimated service lives of two to forty years.

     Long-term assets -- Certain long-term assets were classified as available-for-sale securities. Available-for-sale securities held at August 31, 1998, consisted of an equity security with a cost basis of $8 million and an unrealized loss of $2 million. Available-for-sale securities held at August 31, 1997, consisted of an equity security with a cost basis of $20 million and an unrealized gain of $30 million; this security was sold in 1998 for $40 million, resulting in a gain on sale of $20 million.

     The Company owns various other equity security investments which are not publicly traded. Therefore, the fair value of these investments is not readily available. The majority of these investments are due to collaborative agreements. As a result, it is not practicable to estimate the fair value of the Company's other equity security investments. These investments are carried at approximately $1 million, which is their original cost basis net of any applicable valuation allowance.

     Intangibles -- Intangible assets are stated at amortized cost and are amortized by the straight-line method over one- to twenty-year periods, with the weighted-average amortization period approximating eight years for the year ended August 31, 1998. Accumulated amortization of $45 million and $38 million at August 31, 1998 and 1997, respectively, has been netted against these assets.

     Basis of accounting -- Subsidiary and asset acquisitions are accounted for by the purchase method.

     Translation of foreign currencies and foreign exchange hedging -- All assets and liabilities in the balance sheets of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated at year-end exchange rates. Translation gains and losses are not included in determining net income but are accumulated as a separate component of shareholders' equity. However, for subsidiaries considered to be operating in highly inflationary countries and for certain other subsidiaries, the U.S. dollar is the functional currency, and translation gains and losses are included in determining net income. Foreign currency transaction gains and losses are included in determining net income.

     The Company uses a combination of derivative instruments such as forward exchange contracts, purchased options, and cross currency swaps that have a high correlation to the underlying currency to hedge future firm commitments such as exports, contractual flows, and royalties. Foreign exchange contracts the Company enters into meet the criteria for hedge accounting and are accounted for on this basis. The Company regularly monitors its currency exposures and ensures that currency contract amounts do not exceed the amounts of the underlying exposures. The Company does not hold or issue foreign currency contracts for trading purposes.

     While derivative hedge instruments are subject to price fluctuations from exchange and interest rate movements, these price changes would generally be offset by changes in the U.S. dollar value of foreign sales and cash flows. Therefore, hedging gains and losses on existing foreign-dominated payables or receivables are included in other assets or liabilities and are recognized in net exchange gain (loss) in conjunction with the revaluation of the foreign-currency-dominated transaction. Unrealized gains and losses related to qualifying hedges of firm sales and purchase commitments are deferred and recognized in income when the future sales or purchases are recognized, or immediately if the commitment is canceled. Option premiums paid are amortized to income over the life of the contract.

     Income taxes -- Income taxes are computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. Deferred income taxes have been provided on temporary differences in the financial statement and income tax bases of certain assets and liabilities.

     Deferred taxes have not been recorded on $124 million in undistributed earnings from foreign subsidiaries that have not been subjected to taxation in the United States. The Company intends to reinvest such undistributed earnings indefinitely or to repatriate them only to the extent that no additional income tax liability is created. It is not practicable to estimate the income tax liability that would be incurred if such earnings were distributed in a manner subjecting them to United States taxation. The Company files consolidated U.S. Federal income tax returns with its domestic subsidiaries; therefore, no deferred income taxes have been provided or are required for the undistributed earnings of those subsidiaries.

     Pension plans -- The Company's domestic and Canadian operations have defined benefit pension plans covering substantially all their employees. The plans provide benefits that are based on average monthly earnings of the employees. The funding policy is to contribute annually an amount to fund pension cost as actuarially determined by an independent pension consulting firm.

     Other postretirement benefits -- The Company sponsors a health care plan and a life insurance plan which provide benefits to eligible retirees. The Company's contribution is based on age and years of service at retirement. The health insurance plan contains the cost-sharing features of coinsurance and/or deductibles. The life insurance plan is paid for by the Company. Benefits under both plans are based on eligibility status for pension and length of service. Substantially all of the Company's U.S. and Canadian full-time employees may become eligible for these benefits upon reaching age 55 and having worked for the Company at least five years.

     Deferred executive compensation and supplemental retirement benefit plans -- The estimated liability for the deferred executive compensation and supplemental retirement benefit plans is being accrued over the expected remaining years of active employment.

     Restricted stock and stock option plans -- The Company has restricted stock plans and a non-qualified stock option plan. The Company amortizes as compensation expense the cost of stock acquired for the restricted stock plans by the straight-line method over three- and five-year restriction periods. No compensation expense is recorded under the non-qualified stock option plan.

     In 1997 the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation," as required for disclosure purposes only. The Company will continue applying the accounting treatment prescribed by the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees." Pro forma disclosures have been provided as if SFAS No. 123 were adopted for all stock-based compensation plans.

     Earnings per share -- Basic earnings per share have been computed by dividing net earnings by the weighted-average outstanding common stock and Class B common stock during each of the years presented. Diluted earnings per share have been calculated by also including in the computation the effect of employee stock options granted to employees as potential common shares.

NOTE 2.  ALLIANCE WITH DUPONT

     In September 1997, the Company and E.I. du Pont de Nemours and Company (DuPont) executed an agreement that created one of the world's largest private agricultural research and development collaborations. A joint venture, Optimum Quality Grains, L.L.C., was formed that markets improved quality traits to increase the value of crops for livestock feeders, grain processors, and other end users. The joint venture does not sell seed. Pioneer is the preferred worldwide provider and marketer of quality trait seed for the joint venture. The joint venture began operations January 1, 1998, and is being accounted for on the equity method of accounting. The Company's 50% equity interest in the joint venture's operations for the eight months ended August 31, 1998, was a loss of $6 million. During fiscal 1998, the Company loaned the joint venture $8 million at a variable interest rate with the principal and unpaid interest due at December 31, 2001.

     In connection with the above agreements, DuPont also acquired an equity interest in Pioneer through the purchase of 164,446 shares of convertible preferred voting stock for $1.71 billion. Effective January 30, 1998, each preferred share was converted into 100 shares of Class B common stock with a stated value of $1 per share, or $16.4 million. As required by the agreement, Pioneer used approximately $1.52 billion of the proceeds from the DuPont investment to purchase approximately 16.4 million shares of the Company's outstanding common stock through a Dutch auction self-tender. Immediately following the completion of the Dutch auction self-tender, DuPont's equity interest in Pioneer was approximately 20%.

     The agreement includes, among other things, a standstill provision that prohibits DuPont from increasing its ownership interest in the Company for 16 years from the date of the agreement without the consent of the Company. DuPont also gained two seats on the Company's Board of Directors.

NOTE 3.  INVENTORIES

     The composition of inventories is as follows:

                                                     AUGUST 31,
                                                   --------------
                                                   1998     1997
                                                   -----    -----
                                                   (IN MILLIONS)
Finished seed..................................    $273     $245
Unfinished seed................................     201      186
Supplies and other.............................       7        9
                                                   ----     ----
                                                   $481     $440
                                                   ====     ====

     Unfinished seed represents the cost of parent seed, detasseling and roguing labor, and certain other production costs incurred by the Company to produce its seed supply. Much of the balance of the labor, equipment, and production costs associated with planting, growing, and harvesting the seed is supplied by independent growers, who contract specific acreage for the production of seed for the Company. The compensation of the independent growers is determined based upon yield, contracted acreage, and commodity prices. The commitment for grower compensation is accrued as seed is delivered to the Company. Accrued grower compensation was $13 million at August 31, 1998 and 1997.

     The Company uses derivative instruments such as commodity futures and options to hedge grower compensation costs. At August 31, 1998 and 1997, the Company had futures contracts with brokers on notional quantities amounting to 31 million bushels and 32 million bushels, respectively for corn, and 8 million and 6 million bushels, respectively for soybeans. At August 31, 1998 and 1997, inventories included $13 million and $4 million of unrealized losses on all open contracts, respectively.

NOTE 4.  CURRENT BORROWINGS, LINES OF CREDIT, LONG-TERM DEBT, AND GUARANTEES

     At August 31, 1998, the Company had domestic lines of credit totaling $200 million available to be used as support for the issuance of the Company's commercial paper. There was no commercial paper outstanding at August 31, 1998. Commercial paper outstanding at August 31, 1997, was $63 million at a weighted-average interest rate of 5.6%.

     In addition, the Company's foreign subsidiaries have lines of credit and direct borrowing agreements totaling $116 million, substantially all of which are unsecured. At August 31, 1998, short-term borrowings of $76 million were outstanding under foreign subsidiary agreements at a weighted-average interest rate of 13.7%. At August 31, 1997, short-term borrowings of $28 million were outstanding under these agreements at a weighted-average interest rate of 13.3%.

     Long-term debt at August 31, 1998, bears interest at varying rates and requires annual principal payments through fiscal 2011. The maturities of long-term debt for the next five fiscal years, in millions, are as follows:
$14.4, $0.6, $1.6, $0.4, and $0.3.

     The Company has guaranteed the repayment of principal and interest on certain obligations of Village Court Associates, an affiliated real estate venture. At August 31, 1998 and 1997, such guarantees totaled approximately $23 million.

NOTE 5.  INCOME TAXES

     The provision for income taxes is based on income before income taxes as follows:

                                                                YEARS ENDED AUGUST 31,
                                                                -----------------------
                                                                1998     1997     1996
                                                                -----    -----    -----
                                                                     (IN MILLIONS)
United States...............................................    $331     $308     $266
Foreign.....................................................      76       65       88
                                                                ----     ----     ----
                                                                $407     $373     $354
                                                                ====     ====     ====

     The provision for income taxes is composed of the following components:

                                                              YEARS ENDED AUGUST 31,
                                                              -----------------------
                                                              1998     1997     1996
                                                              -----    -----    -----
                                                                   (IN MILLIONS)
Current
     Federal................................................  $ 88     $ 80     $ 83
     State..................................................    12        9       11
     Foreign................................................    32       31       44
                                                              ----     ----     ----
                                                              $132     $120     $138
                                                              ----     ----     ----
  Deferred
     Federal................................................  $ (2)    $  8     $ (9)
     State..................................................    --        1       (1)
     Foreign................................................     4       (2)      (1)
                                                              ----     ----     ----
                                                              $  2     $  7     $(11)
                                                              ----     ----     ----
                                                              $134     $127     $127
                                                              ====     ====     ====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at August 31, 1998 and 1997, are presented below:

                                                              1998     1997
                                                              -----    -----
                                                              (IN MILLIONS)
Deferred tax assets
  Allowance for doubtful accounts...........................  $  7     $  6
  Inventories...............................................    22       29
  Benefits/compensation.....................................    48       40
  Deferred profit...........................................    12        9
  Nondeductible reserves....................................     7        9
  Net operating loss carryforwards..........................     8        6
  Other.....................................................    11       11
                                                              ----     ----
          Total gross deferred tax asset....................  $115     $110
          Less valuation allowance..........................    (4)      (8)
                                                              ----     ----
          Total deferred tax asset..........................  $111     $102
                                                              ----     ----
Deferred tax liabilities
  Property and equipment....................................  $(61)    $(55)
  Unrealized gain on available-for-sale securities..........    --      (10)
                                                              ----     ----
          Total deferred tax liability......................  $(61)    $(65)
                                                              ----     ----
          Net deferred tax asset............................  $ 50     $ 37
                                                              ====     ====

     The net operating loss carryforwards result from various international subsidiaries. The expiration of these net operating losses range from 1999 to indefinite. Utilization of these losses is dependent upon earnings generated in the respective subsidiaries. A valuation allowance has been established where appropriate for the losses and certain other items.

     The net change in the total valuation allowance for the year ended August 31, 1998, was a decrease of $4 million. There was no change in the total valuation allowance for the year ended August 31, 1997.

     Following is a reconciliation of the statutory U.S. Federal income tax rate to the Company's actual worldwide effective income tax rate:

                                                              YEARS ENDED AUGUST 31,
                                                              -----------------------
                                                              1998     1997     1996
                                                              -----    -----    -----
Statutory U.S. Federal income tax rate......................   35.0%    35.0%    35.0%
State income taxes, net of Federal income tax benefit.......    1.9      1.8      1.8
Effect of taxes on foreign earnings.........................   (1.9)    (1.5)      --
Foreign Sales Corporation...................................   (1.3)    (1.4)    (0.5)
Other.......................................................   (0.7)     0.1     (0.3)
                                                              -----    -----    -----
     Actual effective income tax rate.......................   33.0%    34.0%    36.0%
                                                              =====    =====    =====

NOTE 6.  PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

QUALIFIED PENSION PLANS:

     The components of pension expense relating to qualified defined benefit pension plans for the years ended August 31, 1998, 1997, and 1996, consisted of the following:

                                                              1998      1997      1996
                                                              ----      ----      ----
                                                                   (IN MILLIONS)
Service cost................................................  $ 10      $  8      $  7
Interest cost on projected benefit obligation...............    15        12        11
Actual return on plan assets................................   (48)      (16)      (14)
Net amortization and deferral...............................    27        (1)       (1)
                                                              ----      ----      ----
     Pension expense........................................  $  4      $  3      $  3
                                                              ====      ====      ====

     The following table sets forth the plans' funded status as of June 30, 1998 and 1997, respectively:

                                                              1998      1997
                                                              ----      ----
                                                              (IN MILLIONS)
Actuarial present value of benefit obligations
  Vested benefit obligation.................................  $151      $121
                                                              ====      ====
  Accumulated benefit obligation............................  $160      $129
                                                              ====      ====
Plan assets at fair value, primarily stocks and bonds.......  $254      $214
Projected benefit obligation................................   221       187
                                                              ----      ----
Plan assets in excess of projected benefit obligation.......  $ 33      $ 27
Unrecognized net gain.......................................   (26)      (16)
Unrecognized prior service cost.............................     3         2
Unrecognized transition asset, net (recognized over 16
  years)....................................................    (5)       (7)
                                                              ----      ----
     Pension asset..........................................  $  5      $  6
                                                              ====      ====

     Plan assets include common stock of the Company totaling $32 million and $21 million at June 30, 1998 and 1997, respectively.

     The following actuarial assumptions were used to determine the present value of benefit obligations for 1998 and 1997 respectively: discount rate of 7% and 8%, expected long-term rate of return on plan assets of 9.5% and 9%, and rate of increase in compensation levels of 5.5% and 6.5%.

NON-QUALIFIED PENSION PLANS:

     The components of pension expense relating to non-qualified pension plans for the years ended August 31, 1998, 1997, and 1996, consisted of the following:

                                                              1998      1997      1996
                                                              ----      ----      ----
                                                                   (IN MILLIONS)
Service cost................................................   $2        $2        $1
Interest cost on projected benefit obligation...............    4         3         3
Net amortization and deferral...............................    1         1         1
                                                               --        --        --
     Pension expense........................................   $7        $6        $5
                                                               ==        ==        ==

     The following table sets forth the plans' funded status as of August 31, 1998 and 1997, respectively:

                                                              1998      1997
                                                              ----      ----
                                                              (IN MILLIONS)
Actuarial present value of benefit obligations
  Vested benefit obligation.................................  $ 21      $ 17
                                                              ====      ====
  Accumulated benefit obligation............................  $ 21      $ 17
                                                              ====      ====
Plans' assets at fair value.................................  $ --      $ --
Projected benefit obligation................................    61        50
                                                              ----      ----
Plans' assets less than projected benefit obligation........  $(61)     $(50)
Unrecognized net loss.......................................    19        13
Unrecognized prior service cost.............................    10        11
Unrecognized transition asset, net..........................     1         1
                                                              ----      ----
     Accrued pension liabilities............................  $(31)     $(25)
                                                              ====      ====

     In determining the present value of benefit obligations, a discount rate of 7% and 8% was used in 1998 and 1997, respectively. The assumed rate of increase in compensation levels used was 8% in both years.

OTHER POSTRETIREMENT BENEFIT PLANS:

     The components of postretirement benefits cost expensed for the years ended August 31, 1998, 1997, and 1996, consisted of the following:

                                                              1998      1997      1996
                                                              ----      ----      ----
                                                                   (IN MILLIONS)
Service cost -- benefits earned during the year.............   $2        $2        $2
Interest cost on accumulated postretirement benefit
  obligation................................................    4         3         3
Return on assets............................................   --        --        --
Net amortization and deferral...............................   --        --        --
                                                               --        --        --
     Other postretirement benefits cost.....................   $6        $5        $5
                                                               ==        ==        ==

     The following table sets forth the plans' funded status as of August 31, 1998 and 1997, respectively:

                                                              1998      1997
                                                              ----      ----
                                                              (IN MILLIONS)
Accumulated postretirement benefit obligation
Retirees....................................................  $(16)     $(15)
Other fully eligible plans' participants....................   (12)      (10)
Other active plans' participants............................   (34)      (23)
                                                              ----      ----
                                                              $(62)     $(48)
Plans' assets at fair value.................................    --        --
                                                              ----      ----
Accumulated postretirement benefit obligation in excess of
  plans' assets.............................................  $(62)     $(48)
Unrecognized prior service cost.............................    (2)       (2)
Unrecognized net loss.......................................    16         7
                                                              ----      ----
     Accrued postretirement benefits cost...................  $(48)     $(43)
                                                              ====      ====

     For 1998 and 1997, the discount rate used in determining the accumulated postretirement benefit obligation was 7% and 8%, respectively. An 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. This rate was assumed to decrease gradually to 5.5% in year 2004 and remain at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rates would increase the accumulated postretirement benefit obligation as of August 31, 1998, by approximately $12 million and the total of the service and interest cost components of net postretirement health care cost for the year then ended by approximately $1 million.

NOTE 7.  LEGAL MATTERS

     Since April, 1996, DeKalb Genetics Corporation ("DeKalb") has filed five lawsuits against Pioneer. The lawsuits allege that insect resistant corn products that use a Bt gene, and corn products resistant to a glufosinate herbicide, infringe on certain DeKalb patents.

     After reviewing the Company's intellectual property position, DeKalb's patent filings, DeKalb's lawsuits, and conducting extensive discovery, Pioneer continues to believe all DeKalb's claims are without merit. Pioneer has denied DeKalb's allegations and raised defenses that, if successful, would render DeKalb's patents invalid. Pioneer believes that disposition of the lawsuits will not have a materially adverse effect on the consolidated financial position and results of operations of the Company. Pioneer also does not expect delays in the introductions of advanced corn hybrids with insect and herbicide resistance because of these lawsuits.

NOTE 8.  FINANCIAL INSTRUMENTS

FOREIGN EXCHANGE:

     The Company uses derivative instruments such as forward exchange contracts, purchased options, and cross currency swaps to hedge foreign-currency-denominated transactions such as exports, contractual flows, and royalty payments. In some countries, these derivative hedge instruments are not available or are cost prohibitive. The exposures in these countries are addressed through managing net asset positions, borrowing in local currency, or investing in U.S. dollars.

     While derivative hedge instruments are subject to risk of loss from exchange and interest rate movements, we expect these changes would generally be offset by changes in the U.S. dollar value of foreign sales and/or cash flows. The Company does not hold these instruments with the objective of earning financial gains on the exchange rate price fluctuations alone, nor does it enter into derivative hedge instruments for which there are no underlying transaction related exposures.

     The notional amounts for contracts in place at August 31, 1998 and 1997, are shown in the following table in U.S. dollars. These contracts generally mature in less than one year.

                                                              1998      1997
                                                              ----      ----
                                                              (IN MILLIONS)
Forwards....................................................  $286      $229
Options purchased...........................................     7        15
Swaps.......................................................    --        19
                                                              ----      ----
                                                              $293      $263
                                                              ====      ====

     At August 31, 1998, the Company had deferred unrealized gains of $4 million and losses of $5 million from hedging firm purchase and sale commitments, based on broker quoted prices.

CREDIT RISK:

     The Company's financial instruments subject to credit risk are primarily trade accounts receivable, cash and cash equivalents, and foreign currency exchange contracts. The Company is exposed to credit risk of nonperformance by counterparties. Generally, the Company does not require collateral or other security to support customer receivables or foreign currency exchange contracts. The counterparties to the Company's derivative hedge instruments are major financial institutions. The Company evaluates the creditworthiness of the counterparties to these instruments and has never experienced, nor does it anticipate, nonperformance by any of its counterparties.

     The Company had the following significant concentrations of trade accounts receivables, and cash and cash equivalents subject to credit risk:

                                                                AUGUST 31,
                                                              --------------
                                                              1998      1997
                                                              ----      ----
                                                              (IN MILLIONS)
United States...............................................  $212      $151
Italy.......................................................  $ 79      $ 69
Brazil......................................................  $ 18      $ 19
Argentina...................................................  $ 35      $ 27
Central Europe..............................................  $ 23      $ 16

     Within the U.S., the majority of the Company's business is conducted with individual farm operators located throughout the country. Outside the U.S., the majority of the Company's business is transacted with distributors and cooperatives, some being government sponsored.

FAIR VALUE:

     The Company estimated the fair value of its financial instruments by discounting the expected future cash flows using the current interest rates that would apply to each class of financial instruments, except for foreign currency contracts, for which quotes from brokers were used.

     The fair value of cash equivalents, receivables, short-term borrowings, long-term debt, and foreign currency contracts approximates carrying value at August 31, 1998.

NOTE 9.  CAPITAL STOCK

VOTING RIGHTS:

     As a result of equity transactions with DuPont, the Company issued convertible preferred stock which was subsequently converted to Class B common stock. Except for the calculation of votes per share, shareholder rights and preferences are substantially the same for both common stock and Class B common stock. Each share of common stock is generally entitled to five votes if it has been beneficially owned continuously by the same holder for a period of 36 months. All other shares are entitled to one vote per share. Holders of Class B common stock are entitled to cast votes equal to their percentage of common stock equivalent economic ownership interest in the Company, not to exceed 20%. Class B common stock is convertible to common stock only upon sale of the Class B common stock by DuPont.

STOCK SPLIT:

     On March 10, 1998, the Board of Directors approved a three-for-one stock split effected in the form of a 200% stock dividend. The stock dividend was paid on April 23, 1998, to shareholders of record on March 27, 1998. All share and per share data have been adjusted to reflect this stock split.

SHARE REPURCHASE:

     At August 31, 1998, authorized shares remaining to be purchased under a Board authorized repurchase plan approximated 4.8 million.

RESTRICTED STOCK PLANS:

     The Company has a restricted stock plan under which shares of the Company's common stock are held by officers and key employees. Such stock is subject to an agreement requiring forfeiture by the employee in the event of termination of employment within five years of the date of grant other than as a result of retirement, death, or disability. The maximum number of shares authorized for grant under this plan is 5,250,000 shares, of which 1,257,162 had been granted as of August 31, 1998. There are 1,227,825 shares outstanding under a previous restricted stock plan.

     The Company also has a restricted stock plan under which shares of the Company's common stock are held by non-employee directors of the Company in lieu of cash compensation. The maximum number of shares authorized for grant under this plan is 75,000, of which 42,918 have been granted as of August 31, 1998.

STOCK OPTION PLAN:

     During 1996, the Company adopted a non-qualified stock option plan. The plan authorizes options covering 9 million shares of the Company's common stock. All options outstanding as of August 31, 1998, become exercisable one-third in each of years three, four, and five from the date of grant. The options expire after ten years from the date of grant. Options are forfeited upon termination for reasons other than retirement, death, or disability.

     The Company applies APB Opinion No. 25 and related interpretations in accounting for the fixed stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Company's fixed stock option plan been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

                                                                  YEARS ENDED AUGUST 31,
                                                              ------------------------------
                                                               1998        1997        1996
                                                              ------      ------      ------
                                                              (IN MILLIONS, EXCEPT PER SHARE
                                                                         AMOUNTS)
Net income as reported......................................  $ 270       $ 243       $ 223
Pro forma net income........................................  $ 267       $ 240       $ 221
Earnings per share as reported..............................  $1.08       $0.98       $0.89
Pro forma earnings per share................................  $1.07       $0.97       $0.88

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997, and 1996, respectively: risk-free interest rate of 5.7%, 6.7%, and 6.4%; expected life of 7.5 each year; expected volatility of 26%, 22%, and 22%; and dividend yield of 1.4%, 1.4%, and 1.5%.

     A summary of the status of the Company's fixed stock option plan as of August 31, 1998, 1997, and 1996, and changes during the years ended on those dates is presented below:

                                               1998                      1997                      1996
                                      ----------------------   ------------------------   ----------------------
                                                   WEIGHTED-                  WEIGHTED-                WEIGHTED-
                                                    AVERAGE                    AVERAGE                  AVERAGE
                                                   EXERCISE                   EXERCISE                 EXERCISE
                                        SHARES       PRICE       SHARES         PRICE       SHARES       PRICE
                                      ----------   ---------   ----------     ---------   ----------   ---------
Outstanding at beginning of year....   2,991,000      $15       2,919,000        $14              --      $--
Granted.............................     207,000      $35          72,000        $26       2,919,000      $14
                                      ----------               ----------                 ----------
Outstanding at end of year..........   3,198,000      $16       2,991,000        $15       2,919,000      $14
                                      ==========      ===      ==========        ===      ==========      ===
Options exercisable at year end.....          --                       --                         --
Weighted-average fair value of
options granted during the year.....  $    12.42               $     9.16                 $     4.96

     The following table summarizes information about fixed stock options outstanding at August 31, 1998.

                OPTIONS OUTSTANDING
----------------------------------------------------
                       NUMBER
                   OUTSTANDING AT   WEIGHTED-AVERAGE
WEIGHTED-AVERAGE     AUGUST 31,        REMAINING
 EXERCISE PRICE         1998        CONTRACTUAL LIFE
----------------   --------------   ----------------
      $14            2,919,000         7.0 years
      $26               72,000         8.8 years
      $35              207,000         9.2 years

     On September 14, 1998 the Board of Directors authorized the issuance of 1,055,150 options under this plan. These options have an exercise price of $32, the market value of the stock on the date of grant. One third of the options become exercisable one year after the date of grant, a second third two years after the date of grant, and the remaining third three years after the date of grant.

     There are no options exercisable at August 31, 1998.

NOTE 10.  EARNINGS PER SHARE

     Both common stock and Class B common stock are included jointly in all reference to common stock. The following tables provide a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the periods presented:

                                                                   YEAR ENDED AUGUST 31,
                           ------------------------------------------------------------------------------------------------------
                                         1998                               1997                               1996
                           --------------------------------   --------------------------------   --------------------------------
                                                      PER-                               PER-                               PER-
                            INCOME       SHARES      SHARE     INCOME       SHARES      SHARE     INCOME       SHARES      SHARE
                           NUMERATOR   DENOMINATOR   AMOUNT   NUMERATOR   DENOMINATOR   AMOUNT   NUMERATOR   DENOMINATOR   AMOUNT
                           --------------------------------   --------------------------------   --------------------------------
                                                          (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Basic earnings per share
  Net income..............   $270                               $243                               $223
  Preferred stock
    dividends.............     (9)                                --                                 --
                             ----                               ----                               ----
  Net income attributable
    to common shareholders   $261         231.5      $1.13      $243         246.9      $  .98     $223         249.5      $  .89
                                                     =====                              ======                             ======
Effect of dilutive
  securities
  Convertible preferred
    stock.................      9          17.7                   --            --                   --            --
  Stock options...........     --           1.1                   --           0.6                   --           0.3
                             ----         -----                 ----         -----                 ----        ------
Diluted earnings per share
  Net income attributable
    to common shareholders   $270         250.3      $1.08      $243         247.5      $  .98     $223         249.8      $  .89
                             ====         =====      =====      ====         =====      ======     ====        ======      ======

NOTE 11.  GEOGRAPHIC DATA

     Certain financial information concerning the Company's domestic and foreign operations is as follows:

                                                                  YEARS ENDED AUGUST 31,
                                                              ------------------------------
                                                               1998        1997        1996
                                                              ------      ------      ------
                                                                      (IN MILLIONS)
Net sales (by source)
  United States.............................................  $1,818      $1,626      $1,435
  Europe....................................................     349         391         387
  Other.....................................................     250         240         222
                                                              ------      ------      ------
                                                              $2,417      $2,257      $2,044
  Less intergeographical sales, primarily United States.....     582         473         323
                                                              ------      ------      ------
                                                              $1,835      $1,784      $1,721
                                                              ======      ======      ======
Operating income (by source) United States..................  $  355      $  365      $  334
  Europe....................................................      53          49          56
  Other.....................................................      39          26          33
                                                              ------      ------      ------
                                                              $  447      $  440      $  423
  Indirect general and administrative expense...............     (88)        (77)        (76)
                                                              ------      ------      ------
                                                              $  359      $  363      $  347
                                                              ======      ======      ======
Identifiable assets at August 31
  United States.............................................  $  867      $  843      $  701
  Europe....................................................     240         228         224
  Other.....................................................     369         322         244
                                                              ------      ------      ------
                                                              $1,476      $1,393      $1,169
  Corporate.................................................     241         210         253
                                                              ------      ------      ------
                                                              $1,717      $1,603      $1,422
                                                              ======      ======      ======
Export sales:
  Primarily Europe..........................................  $   18      $   18      $   20
                                                              ======      ======      ======

NOTE 12. UNAUDITED QUARTERLY FINANCIAL DATA

     Summarized unaudited quarterly financial data for the fiscal year ended August 31, 1998 is as follows:

                                                                   THREE MONTHS ENDED
                                                     ----------------------------------------------
                                                     NOVEMBER 30   FEBRUARY 28   MAY 31   AUGUST 31
                                                     -----------   -----------   ------   ---------
                                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Net sales..........................................     $  79         $ 302      $1,317     $ 137
Gross profit.......................................     $  (6)        $ 117      $  757     $  22
Net income (loss)..................................     $ (51)        $   4      $  366     $ (49)
Preferred stock dividend...........................     $   4         $   5      $   --     $  --
Net income (loss) available to common
  shareholders.....................................     $ (55)        $  (1)     $  366     $ (49)
Net income (loss) per common share (a)(b)
     Basic.........................................     $(.24)        $(.01)     $ 1.50     $(.20)
     Diluted.......................................     $(.24)        $(.01)     $ 1.50     $(.20)
Cash dividends per common share (b)................     $.087         $.087      $ .087     $ .10

Summarized unaudited quarterly financial data for the fiscal year ended August 31, 1997 is as follows:

                                                                   THREE MONTHS ENDED
                                                     ----------------------------------------------
                                                     NOVEMBER 30   FEBRUARY 28   MAY 31   AUGUST 31
                                                     -----------   -----------   ------   ---------
                                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Net sales..........................................     $  90         $ 264      $1,288     $ 142
Gross profit.......................................     $  10         $  94      $  735     $  28
Net income (loss)..................................     $ (45)        $  (2)     $  332     $ (42)
Preferred stock dividend...........................     $  --         $  --      $   --     $  --
Net income (loss) available to common
  shareholders.....................................     $ (45)        $  (2)     $  332     $ (42)
Net income (loss) per common share
     Basic.........................................     $(.18)        $(.01)     $ 1.35     $(.17)
     Diluted.......................................     $(.18)        $(.01)     $ 1.35     $(.17)
Cash dividends per common share(b).................     $.077         $.077      $ .077     $.087

---------------

(a) Due to the conversion of preferred stock to Class B common stock late in the second quarter, the total of the four quarters' basic earnings per share does not equal the basic earnings per share for the year. As the first six months of fiscal 1998 reflect a loss available to common shareholders, the effect of convertible preferred stock and stock options are not included in the calculation of diluted earnings per share because their effects are anti-dilutive. As a result, the total of the four quarters' diluted earnings per share may not equal the diluted earnings per share for the year.

(b) As a result of rounding, the total of the four quarters' earnings and cash dividends per share may not equal the earnings and cash dividends per share for the year.

NOTE 13.  UNAUDITED SUBSEQUENT EVENT

     On November 10, 1998, two lawsuits filed by DeKalb (see Note 7) were dismissed with prejudice. These lawsuits alleged the Company had infringed on DeKalb patents by using glufosinate resistant products in developing corn hybrids.

              PIONEER HI-BRED INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED CONDENSED BALANCE SHEETS

                                                        NOVEMBER 30,     AUGUST 31,      NOVEMBER 30,
                                                            1998            1998             1997
                                                        ------------    -------------    ------------
                                                        (UNAUDITED)                      (UNAUDITED)
                                                                        (IN MILLIONS)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents...........................     $   77          $   86           $   76
  Accounts and notes receivable, net..................        261             400              237
  Inventories:
     Finished seed....................................        435             273              429
     Unfinished seed..................................        407             201              372
     Other............................................         12               7               11
  Income taxes receivable.............................         12              --               --
  Deferred income taxes...............................         61              69               63
  Prepaid expenses and other current assets...........         11               3               11
                                                           ------          ------           ------
          Total current assets........................     $1,276          $1,039           $1,199
LONG-TERM ASSETS......................................         51              47               79
PROPERTY AND EQUIPMENT, net of accumulated
  depreciation and allowances
  November 30, 1998 -- $536; August 31, 1998 -- $520;
  November 30, 1997 -- $509...........................        598             576              554
INTANGIBLES...........................................         65              55               65
                                                           ------          ------           ------
                                                           $1,990          $1,717           $1,897
                                                           ======          ======           ======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term borrowings...............................     $  289          $   76           $   85
  Current maturities of long-term debt................         11              14                6
  Accounts payable, trade.............................        344              81              340
  Accrued compensation................................         34              61               33
  Income taxes payable................................         --              46                9
  Other accruals......................................         40              67               51
                                                           ------          ------           ------
          Total current liabilities...................     $  718          $  345           $  524
                                                           ------          ------           ------
LONG-TERM DEBT........................................     $    5          $    5           $   19
                                                           ------          ------           ------
DEFERRED ITEMS
  Retirement benefits.................................     $   96          $   94           $   84
  Income taxes........................................         19              19               19
                                                           ------          ------           ------
                                                           $  115          $  113           $  103
                                                           ------          ------           ------
MINORITY INTEREST IN SUBSIDIARIES.....................     $    7          $    7           $    6
                                                           ------          ------           ------
SHAREHOLDERS' EQUITY
  Preferred stock, $100 stated value..................     $   --          $   --           $   16
  Common stock, $1 par value..........................        230             230               76
  Class B Common, $1 stated value.....................         49              49               --
  Additional paid-in capital..........................        246             246              227
  Retained earnings...................................      1,329           1,428            1,360
  Accumulated other comprehensive loss, net...........        (36)            (46)             (19)
                                                           ------          ------           ------
                                                           $1,818          $1,907           $1,660
Less:
  Cost of common shares acquired for the treasury.....       (647)           (631)            (393)
  Unearned compensation...............................        (26)            (29)             (22)
                                                           ------          ------           ------
                                                           $1,145          $1,247           $1,245
                                                           ------          ------           ------
                                                           $1,990          $1,717           $1,897
                                                           ======          ======           ======

See Notes to Consolidated Condensed Financial Statements.

              PIONEER HI-BRED INTERNATIONAL, INC. AND SUBSIDIARIES

                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

                                                                  THREE MONTHS ENDED
                                                                     NOVEMBER 30,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
                                                                    (IN MILLIONS)
Net sales...................................................    $    76        $    79
                                                                -------        -------
Operating costs and expenses:
  Cost of goods sold........................................    $    56        $    51
  Research and product development..........................         40             34
  Selling...................................................         54             55
  General and administrative................................         35             28
                                                                -------        -------
                                                                $   185        $   168
                                                                -------        -------
  Operating loss............................................    $  (109)       $   (89)
Investment income...........................................          5             18
Interest expense............................................         (5)            (2)
Net exchange loss...........................................         (5)            (5)
                                                                -------        -------
  Loss before items shown below.............................    $  (114)       $   (78)
Provision for income taxes..................................         39             27
Minority interest and other.................................         --             --
                                                                -------        -------
  Net loss..................................................    $   (75)       $   (51)
                                                                =======        =======
Preferred stock dividend....................................    $    --        $     4
  Net loss attributable to common shareholders..............    $   (75)       $   (55)
Basic and diluted net loss per common share*................    $  (.31)       $  (.24)
Dividends per common share*.................................    $   .10        $  .087
Average common shares outstanding...........................      240.0          226.0

---------------

* Not in millions

See Notes to Consolidated Condensed Financial Statement.

              PIONEER HI-BRED INTERNATIONAL, INC. AND SUBSIDIARIES

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

                                                                  THREE MONTHS ENDED
                                                                     NOVEMBER 30,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
                                                                    (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss)................................................    $   (75)       $   (51)
  Noncash items included in net (loss)
     Depreciation and amortization..........................         27             22
     Other..................................................         (4)           (12)
  Net change in assets and liabilities......................        (84)          (104)
                                                                -------        -------
     Net cash used in operating activities..................    $  (136)       $  (145)
                                                                -------        -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................    $   (37)       $   (30)
  Other.....................................................        (14)             8
                                                                -------        -------
     Net cash used in investing activities..................    $   (51)       $   (22)
                                                                -------        -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (payments) proceeds on short-term borrowings..........    $   220        $    (4)
  Purchase of common stock..................................        (16)        (1,525)
  Dividends paid............................................        (24)           (26)
  Net proceeds from issuance of preferred stock.............         --          1,701
  Net (payments) proceeds on long-term debt.................         (3)            --
                                                                -------        -------
     Net cash provided by financing activities..............    $   177        $   146
                                                                -------        -------
     Net decrease in cash and cash equivalents..............    $    (9)       $   (21)
Cash and cash equivalents, beginning........................         86             97
                                                                -------        -------
CASH AND CASH EQUIVALENTS, ENDING...........................    $    77        $    76
                                                                =======        =======
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid for:
     Interest...............................................    $     5        $     1
                                                                =======        =======
     Income taxes...........................................    $    10        $     9
                                                                =======        =======
NONCASH FINANCING ACTIVITIES:
  Retirement of 16,466,045 shares of treasury stock:
     Common stock...........................................    $    --        $    16
     Additional paid-in capital                                      --          1,509
                                                                -------        -------
     Treasury stock.........................................    $    --        $ 1,525
                                                                =======        =======

See Notes to Consolidated Condensed Financial Statements.

              PIONEER HI-BRED INTERNATIONAL, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

1. In the opinion of the Company, the accompanying unaudited consolidated condensed financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to fairly present the financial position as of November 30, 1998 and 1997, and the results of operations and cash flows for the three months ended November 30, 1998 and 1997. Because of the seasonal nature of the Company's business, the results of operations for the three months ended November 30, 1998, may not be indicative of the results to be expected for the full year.

2. Pioneer has guaranteed the repayment of principal and interest on certain obligations of Village Court Associates, an affiliated real estate venture. Such guarantees totaled approximately $23 million at November 30, 1998 and 1997.

3. Since April, 1996, DeKalb Genetics Corporation ("DeKalb") has filed six lawsuits against Pioneer. The lawsuits allege that insect resistant corn products that use a Bt gene, and corn products resistant to a glufosinate herbicide, infringe on certain DeKalb patents. On November 10, 1998, two of the six lawsuits filed were dismissed with prejudice. These two lawsuits alleged the Company had infringed on DeKalb patents by using glufosinate resistant products in developing corn hybrids.

   After reviewing the Company's intellectual property position, DeKalb's patent filings, DeKalb's lawsuits, and conducting extensive discovery, Pioneer continues to believe all DeKalb's claims are without merit. Pioneer has denied DeKalb's allegations and raised defenses that, if successful, would render DeKalb's patents invalid. Pioneer believes that disposition of the lawsuits will not have a materially adverse effect on the consolidated financial position and results of operations of the Company. Pioneer also does not expect delays in the introductions of advanced corn hybrids with insect and herbicide resistance because of these lawsuits.

4. The following table summarizes the computation of weighted average shares outstanding:

                                                                  PERIOD ENDED
                                                                  NOVEMBER 30,
                                                                 --------------
                                                                 1998     1997
                                                                 -----    -----
                                                                 (IN MILLIONS)
   Number of shares of common stock outstanding at beginning of
   the period..................................................  240.3    246.7
   Weighted-average number of shares of common stock issued
     during the period.........................................     --       --
   Weighted-average number of shares of common stock purchased
     for the treasury..........................................   (0.3)   (20.7)
                                                                 -----    -----
   Weighted-average number of shares of common stock
     outstanding during the period.............................  240.0    226.0
                                                                 =====    =====

5. The following table provides a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the periods presented:

                                                        THREE MONTHS ENDED NOVEMBER 30,
                               ---------------------------------------------------------------------------------
                                                1998                                      1997
                               ---------------------------------------   ---------------------------------------
                               INCOME/(LOSS)     SHARES      PER-SHARE   INCOME/(LOSS)     SHARES      PER-SHARE
                                 NUMERATOR     DENOMINATOR    AMOUNT       NUMERATOR     DENOMINATOR    AMOUNT
                               -------------   -----------   ---------   -------------   -----------   ---------
                                                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
   Net (loss)................      $(75)                                     $(51)
   Less: Preferred stock
     dividends...............        --                                         4
                                   ----                                      ----
   BASIC EARNINGS (LOSS) PER
     SHARE:
   (Loss) attributable to
     common shareholders.....      $(75)          240.0       $ (.31)        $(55)          226.0       $ (.24)
                                                              ======                                    ======
   EFFECT OF DILUTIVE
     SECURITIES:
   Convertible preferred
     stock...................        --              --                        --              --
   Stock options.............        --              --                        --              --
                                   ----          ------                      ----           -----
   DILUTED EARNINGS (LOSS)
     PER SHARE:
   (Loss) attributable to
     common shareholders.....      $(75)          240.0       $ (.31)        $(55)          226.0       $ (.24)
                                   ====          ======       ======         ====           =====       ======

   The periods presented reflect a loss attributable to common shareholders. As a result, the effect of convertible preferred stock and stock options are not included in the calculation of diluted earnings per share as their effects are anti-dilutive.

6. ACCOUNTING PRONOUNCEMENTS

   As of September 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement has no impact on a company's net income (loss) or shareholders' equity. SFAS No. 130 requires other comprehensive income to include foreign currency translation adjustments and unrealized gains and losses on certain investments in debt and equity securities classified as available-for-sale securities, which, prior to adoption, were reported separately in shareholders' equity. The November 30, 1997, and August 31, 1998, financial statements have been reclassified to conform to the requirements of SFAS No. 130.

   During the first quarter of 1999 and 1998, total comprehensive loss, which includes net loss and other comprehensive income (loss), amounted to $65 million and $53 million, respectively.

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                                      LOGO

                      PIONEER HI-BRED INTERNATIONAL, INC.

                                  $200,000,000

                    5 3/4% SENIOR NOTES DUE JANUARY 15, 2009

                          ---------------------------

                            LAZARD FRERES & CO. LLC
                             CHASE SECURITIES INC.

                                JANUARY 12, 1999

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